Heineken
NV

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange
Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America



08004759

date	subject
02 September 2008	Exemptionfile 82-4953
our reference	

SUPPL

your reference

Dear Sir, Madam,

dealt with by

Attached please find the latest publications of Heineken NV. This publication is filed in
relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file
number: 82-4953.

page
1 of 1

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Group Finance

PROCESSED
SEP 1 0 2008
THOMSON REUTERS

Heineken appoints Managing Director to lead UK business

Amsterdam, 29 April 2008 – Following the completion of its acquisition of Scottish & Newcastle, Heineken N.V. today began the integration process by announcing that Jeremy Blood has been appointed as Managing Director of its UK business. Jeremy will be based in Edinburgh, where Heineken has decided to locate its UK operating headquarters, and will report to Didier Debrosse, Heineken's Regional President of Western Europe.

Jeremy has been Managing Director of Scottish & Newcastle's UK business since December 2007. He joined S&N in 1988 as a graduate trainee and has worked in a variety of marketing and strategy positions in both the beer and pub retail divisions, including the role of Managing Director for S&N Pub Enterprises, the fast-growing leased pub business with over 2,000 pubs across the UK. From 2002 to 2005, he was Director of Corporate Affairs for Scottish & Newcastle plc, responsible for government, investor and media relations.

Heineken has also reappointed the existing managing directors of the businesses acquired from S&N in Belgium, Finland and Portugal. They are:

Marc Roubaud, General Manager of Alken-Maes (Belgium)
Yrjö Narhinen, General Manager of Oy Hartwall Ab (Finland)
Alberto da Ponte, Managing Director of Centralcer/Central de Cervejas S.A. (Portugal)

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the Company owns over 115 breweries in more than 65 countries. With a Group beer volume of 139 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2007, revenue amounted to EUR12.6 billion and Net Profit before exceptional items and amortisation of brands amounted to EUR1.1 billion. Heineken employs 54,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS. Additional information is available on Heineken's home page: http://www.heinekeninternational.com.

Press enquiries   **Investor and analyst enquiries**
Véronique Schyns   Jan van de Merbel
Tel: +31 (0)20 52 39 355   Tel: +31 (0)20 52 39 590
veronique.schyns@heineken.com   investors@heineken.com

www.heinekeninternational.com
P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Heineken acquires Rechitsa brewery in Belarus

Amsterdam, 22 May 2008 – Heineken N.V. announced today that it is to acquire the Rechitsa brewery, strengthening Heineken's number two position in the fast growing Belarus market giving the company a production share of 24%.

Under the terms of the transaction, Heineken has agreed to invest US$ 9.9 million (EUR 6.4 million) in an increase in the share capital of Rechitsa, ultimately leading to a 51% share in the company. The transaction is to be financed from existing credit facilities and will be immediately earnings enhancing and value enhancing in 2010. The proposed acquisition is subject to regulatory approvals.

In 2007, Rechitsa sold 285,000 hectolitres, equating to a national production share of 8%. The brewery, has a technical capacity of 525,000 hectolitres, employs 588 staff and is located in the city of Rechitsa in South Eastern Belarus, 280 km from Minsk. The business also operates a maltery, with a capacity of 10,000 tons. The portfolio consists of the mainstream beer brand Rechitsa and its 6 sub brands, the economy brand Dneprovska and a newly launched premium brand, BergG, which has three variants.

Nico Nusmeier, Regional President Central and Eastern Europe, Heineken N.V. commented: "Following the acquisition of Syabar in December 2007, this transaction underlines our confidence in the potential of the Belarus beer market. The combination of Syabar and Rechitsa will give us a complementary brand portfolio, a leading position in South Eastern Belarus and a strong platform on which to grow our imported Russian brands, the fastest growing segment in this region".

Editorial information
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the Company owns over 115 breweries in more than 65 countries. In 2007, Group beer volume amounted to 139 million hectolitres and ranks Heineken fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2007, revenue amounted to EUR12.6 billion and Net Profit before exceptional items and amortisation of brands amounted to EUR1.1 billion. Heineken employs 54,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS. Additional information is available on Heineken's home page: http://www.heinekeninternational.com.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 5239 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 5239 590
investors@heineken.com

www.heinekeninternational.com
P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

1/1

RECEIVED

Heineken announces reorganisation and invests in breweries in France

Amsterdam, 30 May 2008 – Heineken N.V. announced today an investment in its breweries in France and a reorganisation of its production units in order to drive efficiency improvements. The reorganisation will further focus Heineken's business in France on the branded and growing premium segments of the market.

The reorganisation includes:

- An investment of EUR 124 million over the next three years to upgrade the breweries in Mons-en-Barœul (North of France), Schiltigheim (Alsace) and Marseille

- The closure of Brasserie Fischer in Schiltigheim by the end of 2009 and the gradual transfer of its production to the l'Espérance brewery in Schiltigheim

- The sale of the Saint Omer brewery, the non-branded beer business

The exceptional restructuring costs associated to the reorganization will be charged to the 2008 and 2009 consolidated profit and loss accounts and will be recovered in 3 years after completion of the program. For 2008, these restructuring costs are included in the F2F program. For 2009, Heineken forecasts additional assets write-off of approximately EUR 20 million, which will be treated as exceptional items.

It is expected that the total reorganisation will lead to 126 job losses in Alsace and 62 in Mons-en-Barœul by the end of 2010. Heineken will collaborate with the trade unions to offer impacted staff a sound social support programme. Regarding the sale of the Saint Omer brewery, negotiations are under way with its former owner and current chairman. This transaction will not impact current jobs or activities of the Saint Omer brewery.

Following the sale of the Saint Omer brewery and the closure of the Fischer brewery, Heineken in France will own three breweries with a capacity of over six million hectolitres.

Editorial information
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the Company owns over 115 breweries in more than 65 countries. In 2007, Group beer volume amounted to 139 million hectolitres and ranks Heineken fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2007, revenue amounted to EUR12.6 billion and Net Profit before exceptional items and amortisation of brands amounted to EUR1.1 billion. Heineken employs 54,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS. Additional information is available on Heineken's home page: http://www.heinekeninternational.com.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 5239 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 5239 590
investors@heineken.com

www.heinekeninternational.com
P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2007, revenue amounted to EUR12.6 billion and Net Profit before exceptional items and amortisation of brands amounted to EUR1.1 billion. Heineken employs 54,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA:NA and HEIO:NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS. Additional information is available on Heineken's home page: http://www.heinekeninternational.com.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS IN THAT JURISDICTION

Heineken announces 96.54% of Eichhof GH shares in Switzerland tendered

Amsterdam, 4 July 2008 - Heineken N.V. announced today that 96.54% of all shares in the newly formed Eichhof Getränke Holding AG are tendered, now that the offer period for the public tender offer has expired. The tender offer for the beverage division of Eichhof can be completed once the Swiss Competition Commission has issued its approval.

Heineken Switzerland announced the acceptance of the public tender offer for all shares in the newly founded Eichhof Getränke Holding AG on 18 June 2008. The provisional final result of the offer is now available: following expiry of the extended offer period on 3 July 2008, 4 p.m. (CET), 162,230 registered shares are tendered. The 162,230 shares tendered during the offer period represent an investment of EUR 167 million (CHF 269 million).

The shareholders of Eichhof Holding AG voted in favour of the demerger of the beverage division and thus the formation of Eichhof Getränke Holding AG at the Extraordinary Shareholders' Meeting on 23 June 2008.

The result of the Swiss Competition Commission investigation is expected at the end of September 2008 at the latest.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the Company owns over 115 breweries in more than 65 countries. With a Group beer volume of 139 million hectolitres Heineken ranks fourth in the world beer market by

volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2007, revenue amounted to EUR12.6 billion and Net Profit before exceptional items and amortisation of brands amounted to EUR1.1 billion. Heineken employs 54,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA:NA and HEIO:NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS. Additional information is available on Heineken's home page: http://www.heinekeninternational.com.

Heineken increases synergy forecast for S&N acquisition

Publishes S&N pro forma financial information, announces new accounting policy for joint ventures

Amsterdam, 22 August 2008. Heineken N.V. announced today that it has substantially completed its review of the acquired Scottish & Newcastle (S&N) businesses:

- It has increased the expected pre-tax synergies from the acquired (S&N) businesses to GBP 145 million from GBP120 million previously (EUR 184 million and EUR 152 million respectively at GBP/EUR 1.27), to be achieved in four years. At the end of August 2008, EUR 60 million of annualised cost synergies have already been realised.
- It has prepared the unaudited provisional condensed opening balance sheet from 1 May 2008. In addition Heineken has compiled unaudited, pro-forma condensed income (beia)[1] information for the whole of calendar year 2007 for the acquired S&N businesses. The adjustments have no effect on cash flows.
- It has refinanced in part its bank credit facilities related to the S&N acquisition through the raising of EUR 742 million of new long-term debt.

In addition, Heineken announced that it has changed the accounting treatment of joint ventures in the Group's reporting from the proportional consolidation method to the equity method as from 1 January 2008. The comparative figures have been adjusted for this change.

Heineken will host an analyst and investor conference call in relation to these announcements today at 9:00am CET. The call will be audiocast live via the company website http://www.heinekeninternational.com/webcast/investors, and will be available for download afterwards. Analysts and investors can call in using the follow telephone numbers:
The Netherlands
Toll Free: 0800 - 265 8591
Local line+31 (0)20 - 796 5332

The United Kingdom
Toll Free: 0800 - 358 2280
Local line: + 44 (0) 20 8515 2301

---

[1] For an explanation of the terms in this press release please refer to the glossary at the back of the release

P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Outcome of Heineken's review of the acquired S&N businesses

__Increase of S&N costs synergies by 30%__

Heineken has substantially completed its review of the S&N businesses, which it acquired at the end of April 2008. The key results of the review are:

- Total expected pre-tax synergies over four years increase 30% to GBP 145 million before tax up from GBP 120 million, as a result of an increase in cost synergies to GBP 110 million (EUR 140 million). Based on its review Heineken is also confident that it will realise the expected revenue synergies of GBP 35 million (EUR 45 million).
- Restructuring costs related to the synergies are expected to total GBP 95 million before tax (EUR 120 million), mainly related to cash redundancy payments.
- Confirmation that the acquisition will be value enhancing by the fourth full year (2012). Due to declining consumer confidence and higher interest rates it is uncertain if the acquisition will be EPS (beia) accretive in 2009.
- On an annualised basis, EUR 60 million of synergies related to S&N have already been achieved by the end of August 2008 mainly as a result of:
  - Integration of Heineken's UK import organisation into S&N UK
  - Integration of S&N's import business in the USA into Heineken USA
  - Closure of the Head Office of S&N

__Opening balance sheet and pro forma income (beia) information S&N acquisition__

Heineken has drawn up the unaudited provisional condensed opening balance sheet per 1 May 2008. Heineken has also compiled unaudited pro forma condensed income (beia) information for the full year 2007 as if Heineken had acquired the relevant S&N businesses as per 1 January 2007. This pro forma information is derived from S&N's 2007 financial information and adjusted to reflect Heineken's accounting policies, taking into account certain transactions related to the acquisition and using the purchasing accounting method for acquisitions. This method requires measuring assets and liabilities at fair market value per the balance sheet date of 1 May 2008 for the opening balance sheet.
The pro-forma condensed income (beia) information does not purport to represent what our actual result of operations would have been had the acquisition of the S&N acquired businesses actually occurred on 1 January 2007, nor are they necessarily indicative of future result of operations. The information is presented for information purposes only.

The adjustments are subject to revision once the provisional accounting has been finalised.

Condensed pro forma income (beia) information of S&N businesses acquired by
Heineken for 2007 *

In millions Euro	2007 H1	2007 H2	2007 FY
Revenue	**1,849**	**1,905**	**3,754**
Raw materials & packaging material	329	340	669
Goods for resale	486	497	983
Marketing & selling expenses	187	163	350
Energy & water	30	27	57
Repair and maintenance	38	33	71
Transport and other expenses	365	343	708
Raw material, consumables and services	**1,435**	**1,403**	**2,838**
Personnel expenses	273	246	519
Depreciation & amortisation	59	51	110
Total expenses	**1,767**	**1,700**	**3,467**
Result from operating activities	**82**	**205**	**287**
Share in profit of associates & joint ventures	7	9	16
EBIT (beia)	**89**	**214**	**303**
EBITDA (beia)	148	265	413

*Unaudited

- All amounts represented are before exceptional items
- Amortisation of brands and customer relationships is not included in line item depreciation & amortisation
- Note that this is not an income statement because line items (interest, tax) are missing

Adjustments on pro forma EBIT (beia) of S&N businesses acquired by
Heineken for 2007 *

In millions Euro

EBIT (beia) as per shareholders' circular	343
Accounting policy alignment	14
Purchasing price allocation	2
Other pro forma adjustments	-71
Exchange rate change	15
EBIT (beia) as per pro forma P&L	303

*Unaudited

Notes to adjusted EBIT (beia)
- All adjustments are non-cash items and, therefore, do not have an impact on cash flows of the acquired S&N businesses.
- EBIT (beia) is based on historical financial information of the S&N acquired businesses. The pro-forma adjustments reflect the purchase price allocation, accounting policy alignment and other adjustments.
- For 2008, the effective tax rate related to S&N income is expected to be in line with the rate of the Heineken Group. The average interest rated related to S&N debt is forecast at 5.8%.

Main adjustments on EBIT (beia):
Accounting policy alignment
- **Consolidation of pub estate and UK logistic partners.** A pub estate partnership and a logistic partnership in the UK are now fully consolidated with minority interest, as opposed to reported under the equity method. + EUR 8 million.
- **Pension expenses.** Pension interest income is reported as part of personnel expenses rather than below the EBIT line as interest income: + EUR 11 million.

Purchasing price allocation effect
- **Depreciation and amortisation**: Fair market valuation of property, plant and equipment and software led to a lower valuation and consequently a lower depreciation and amortisation. + EUR13 million.
- **Book gains on pubs.** Book gains on the sale of pubs are eliminated as a result of the adjustment to fair value of pubs per 1 January 2007. –EUR 11 million

Main other adjustments
- **Deferred income from terminated licence.** Heineken will not longer report the amounts received annually in relation to the termination of the license agreement for the Beck's brand in the UK as revenue. –EUR22 million.
- **Pension expenses.** Heineken's actuarial assumptions to calculate pension liabilities resulting in an increase in annual pension expenses mainly due to different mortality tables. –EUR 37 million.

Exchange rate change
- In the pro forma statements an average exchange rate GBP/EUR 1.39 is used versus GBP/EUR 1.35 in the shareholders' circular. + EUR 15 million.

Pro forma segment reporting 2007 S&N businesses acquired*

In millions Euro

Revenue	2007 H1	2007 H2	2007 FY
Western Europe	1,788	1,845	3,633
Central & Eastern Europe	7	9	16
Americas	46	42	88
Asia Pacific	1	1	2
Headoffice & Eliminations	7	8	15
Total	**1,849**	**1,905**	**3,754**

EBIT (beia)			
Western Europe	106	225	332
Central & Eastern Europe	-3	-2	-5
Americas	9	7	16
Asia Pacific	4	4	8
Headoffice & Eliminations	-27	-21	-48
Total	**89**	**214**	**303**

Consolidated Beer & Cider volumes (hls mln)			
Western Europe - beer	10.3	11.4	21.7
Western Europe – cider	2.1	2.4	4.5
Central & Eastern Europe	0.1	0.1	0.2
Americas	0.4	0.4	0.8
Total	**12.9**	**14.3**	**27.2**

*Unaudited

Issue of unsecured notes to institutional investors in Germany for a principal amount of EUR 418 million in 8 tranches. Maturity dates are between July 2013 and July 2016.

The average after-swap interest rate for the new long-term debt is 6.25%.

Notes to the Provisional Opening balance sheet and income (beia) information of S&N acquired businesses

- Due to the seasonality of the beer, the provisional opening balance sheet shows a substantially higher working capital and net debt.
- The consideration paid (purchase price) can change, as the final settlement with the consortium partner has not been completed.
- S&N previously applied the equity accounting method for joint ventures and therefore the change in accounting policy has no impact.
- Amounts were converted into euros at GBP/EUR 1.274 for the balance sheet and GBP/EUR 1.39 for the pro-forma income (beia) information.
- Consolidation of the assets and liabilities of a pub estate partnership and a logistic partnership in the UK, resulting in an increase of debt by EUR 746 million
- Financing from factoring is not netted against receivables anymore but presented as debt resulting in an increase in interest bearing debt of EUR 171 million.
- Main fair value adjustments and accounting policy adjustments of the assets and liabilities of S&N:
  - Fair value adjustments of intangible assets (excluding goodwill amounts to EUR 1,198 million resulting in a total of EUR 1,672 million of which related to brands (EUR 1,308 million), customer relations and other contracts (EUR 329 million) and software (EUR 35 million). Brands have been assigned a useful life of 15-50 years, customer relations a useful life of 5-8 years. The main brands capitalised are Fosters, Strongbow and Sagres. The amortisation of brands and customer relations are excluded from EBIT (beia)
  - Associates and joint ventures includes India, which is now valued in line with the pricing of a recent rights issue.
  - Beamish & Crawford, Ireland has been classified as "Other investments" awaiting the outcome of the review by the Irish Competition Authority
  - Employee Benefits has been increased by EUR 172 million as a result of the more conservative actuarial assumptions used by Heineken.

Heineken raises EUR 742 million of long-term debt

Heineken has successfully raised a total of EUR 742 million of unrated long-term debt to partially refinance the S&N acquisition bank credit facility and for general corporate purposes. The debt was issued in two markets:

Private placement to institutional investors in the USA of unsecured notes for a total principal amount of USD 505 million (EUR 324 million).

Repayment dates are:
- August 2015 for USD 52.5 million
- August 2018 for USD 452.5 million.

Issue of unsecured notes to institutional investors in Germany for a principal amount of EUR 418 million in 8 tranches. Maturity dates are between July 2013 and July 2016.

The average after-swap interest rate for the new long-term debt is 6.25%.

P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Change of accounting treatment of joint ventures

Heineken has decided to change the accounting treatment of the Group's joint ventures (JVs) from the proportional consolidation method to the equity method. Attached to this press release, Heineken provides the restated 2007 financial information for Heineken N.V.. The pro forma income statement of S&N is not included in the restated financial information.

JVs are those entities over which Heineken has joint control, as established by contractual agreement and requiring unanimous consent for strategic, financial and operating decisions.

Heineken based its decision on Exposure Draft 9 ('ED 9') as issued in September 2007 by the International Accounting Standards Board (IASB), which proposes to only allow the equity accounting method for JVs. It is expected that ED 9 will result in a new standard in 2009. The new accounting policy is also in line with most of Heineken's peers.

Key figures restated for joint venture accounting

	2007 HY	2007 FY
	(hl m)	(hl m)
Group beer volume	68.1	139.2
Consolidated beer volume	51.0	105.4
	(EUR m)	(EUR m)
Revenue	5,476	11,245
EBIT	605	1,419
EBIT (beia)	861	1,748
Net Profit	302	807
Net Profit (beia)	548	1,119
	(EUR)	(EUR)
Diluted EPS	0.62	1.65
Diluted EPS (beia)	1.12	2.28

The restatement had no impact on equity and profit attributable to equity holders of Heineken.

.

The joint ventures involved are:

Brau Holding International GmbH & Co KgaA	Germany
Zagorka Brewery A.D.	Bulgaria
Pivara Skopje A.D	Macedonia
Brasseries du Congo S.A.	Congo
Asia Pacific Investment Pte.Ltd.	Singapore
Compania Cervecerias Unidas S.A.	Chile
Tempo Beverages Ltd.	Israel
Heineken Lion Australia Pty.	Australia

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com

P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Appendices

1. Restated condensed consolidated interim income statement
2. Restated consolidated income statement
3. Restated condensed consolidated interim balance sheet
4. Restated consolidated balance sheet
5. Restated condensed consolidated interim statement of cash flows
6. Restated consolidated statement of cash flows
7. Restated information by region
8. Restated notes to the consolidated financial statements
9. Notes to the appendices
10. Glossary

Appendix 1

Restated condensed consolidated interim income statement*

For the six months period ended 30 June 2007

In millions of Euro	2007 Heineken stand-alone (Proportionate consolidation)	Deconsolidation Joint ventures	2007 Heineken stand-alone (Equity method)
Revenue	**6,127**	**(651)**	**5,476**
Other income	-	-	-
Raw material, consumables and services	4,034	(415)	3,619
Personnel expenses	1,093	(107)	986
Amortisation, depreciation and impairments	363	(42)	321
Total expenses	**5,490**	**(564)**	**4,926**
Results from operating activities	**637**	**(87)**	**550**
Interest income	39	(2)	37
Interest expenses	(85)	7	(78)
Net finance expenses	**(46)**	**5**	**(41)**
Share of profit of associates and joint ventures (net of income tax)	12	43	55
Profit before income tax	**603**	**(39)**	**564**
Income tax expense	(221)	19	(202)
Profit	**382**	**(20)**	**362**
Attributable to:			
Equity holders of the Company (net profit)	302	-	302
Minority interest	80	(20)	60
Profit	**382**	**(20)**	**362**
Weighted average number of shares-basic	489,372,991		489,372,991
Weighted average number of shares-diluted	489,974,594		489,974,594
Basic earnings per share (in €)	0.62		0.62
Diluted earnings per share (in €)	0.62		0.62

*Unaudited

Appendix 2

Restated consolidated income statement*

For the year ended 31 December 2007

In millions of Euro	2007 Heineken stand-alone (Proportionate consolidation)	Deconsolidation **Joint ventures**	2007 Heineken stand-alone (Equity method)
Revenue	**12,564**	**(1,319)**	**11,245**
Other income	**30**	**(2)**	**28**
Raw materials, consumables and services	8,162	(842)	7,320
Personnel expenses	2,165	(214)	1,951
Amortisation, depreciation and impairments	764	(126)	638
Total expenses	**11,091**	**(1,182)**	**9,909**
Results from operating activities	**1,503**	**(139)**	**1,364**
Interest income	67	(3)	64
Interest expenses	(168)	13	(155)
Other net finance (expenses)/ income	(26)	22	(4)
Net finance expenses	**(127)**	**32**	**(95)**
Share of profit of associates and joint ventures (net of income tax)	25	29	54
Profit before income tax	**1,401**	**(78)**	**1,323**
Income tax expenses	(429)	35	(394)
Profit	**972**	**(43)**	**929**
Attributable to:			
Equity holders of the Company (net profit)	807	-	807
Minority interest	165	(43)	122
Profit	**972**	**(43)**	**929**
Weighted average number of shares - basic	489,353,315		489,353,315
Weighted average number of shares - diluted	489,974,594		489,974,594
Basic earnings per share (€)	1.65		1.65
Diluted earnings per share (€)	1.65		1.65

*Unaudited

www.heinekeninternational.com
P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

13/28

Appendix 3

Restated condensed consolidated interim balance sheet*

As at 30 June 2007

In millions of Euro	**2007** Heineken stand-alone (Proportionate consolidation)	**Deconsoli-dation** Joint ventures	**2007** Heineken stand-alone (Equity method)
Assets			
Property, plant & equipment	5,006	(693)	4,313
Intangible assets	2,423	(454)	1,969
Investments in associates and joint ventures	208	713	921
Other investments	433	(54)	379
Advances to customers	190	(7)	183
Deferred tax assets	387	(11)	376
Total non-current assets	**8,647**	**(506)**	**8,141**
Inventories	1,109	(131)	978
Other investments	58	(5)	53
Trade and other receivables	2,610	(181)	2,429
Prepayments and accrued income	150	(17)	133
Cash and cash equivalents	1,103	(108)	995
Assets classified as held for sale	30	-	30
Total current assets	**5,060**	**(442)**	**4,618**
Total assets	**13,707**	**(948)**	**12,759**
Equity			
Share capital	784	-	784
Reserves	652	-	652
Retained earnings	3,627	-	3,627
Equity attributable to equity holders of the Company	**5,063**	-	**5,063**
Minority interests	509	(230)	279
Total equity	**5,572**	**(230)**	**5,342**
Liabilities			
Loans and borrowings	2,016	(213)	1,803
Employee benefits	641	(62)	579
Provisions	192	(7)	185
Deferred tax liabilities	473	(43)	430
Total non-current liabilities	**3,322**	**(325)**	**2,997**
Bank overdrafts	692	(57)	635
Loans and borrowings	511	(89)	422
Trade and other payables	3,303	(228)	3,075
Tax liabilities	149	(18)	131
Provisions	158	(1)	157
Total current liabilities	**4,813**	**(393)**	**4,420**
Total liabilities	**8,135**	**(718)**	**7,417**
Total equity and liabilities	**13,707**	**(948)**	**12,759**

*Unaudited

Appendix 4

Restated consolidated balance sheet*

As at 31 December 2007

In millions of Euro	2007 Heineken stand-alone (Proportionate consolidation)	Deconsoli-dation Joint ventures	2007 Heineken stand-alone (Equity method)
Assets			
Property, plant & equipment	5,362	(689)	4,673
Intangible assets	2,541	(431)	2,110
Investments in associates and joint ventures	214	678	892
Other investments	452	(55)	397
Advances to customers	219	(10)	209
Deferred tax assets	336	(20)	316
Total non-current assets	**9,124**	**(527)**	**8,597**
Inventories	1,007	(124)	883
Other investments	105	(2)	103
Trade and other receivables	1,873	(193)	1,680
Prepayments and accrued income	123	(13)	110
Cash and cash equivalents	715	(155)	560
Assets classified as held for sale	21	-	21
Total current assets	**3,844**	**(487)**	**3,357**
Total assets	**12,968**	**(1,014)**	**11,954**
Equity			
Share capital	784	-	784
Reserves	692	-	692
Retained earnings	3,928	-	3,928
Equity attributable to equity holders of the Company	**5,404**	**-**	**5,404**
Minority interests	542	(235)	307
Total equity	**5,946**	**(235)**	**5,711**
Liabilities			
Loans and borrowings	1,521	(226)	1,295
Employee benefits	646	(60)	586
Provisions	184	(26)	158
Deferred tax liabilities	478	(51)	427
Total non-current liabilities	**2,829**	**(363)**	**2,466**
Bank overdrafts	282	(31)	251
Loans and borrowings	873	(86)	787
Trade and other payables	2,806	(281)	2,525
Tax liabilities	89	(18)	71
Provisions	143	-	143
Total current liabilities	**4,193**	**(416)**	**3,777**
Total liabilities	**7,022**	**(779)**	**6,243**
Total equity and liabilities	**12,968**	**(1,014)**	**11,954**

P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Appendix 5

Restated condensed consolidated interim statement of cash flows*

For the six months period ended 30 June 2007

In millions of Euro	2007 Heineken stand-alone (Proportionate consolidation)	Deconsolidation Joint ventures	2007 Heineken stand-alone (Equity method)
Operating activities			
Profit	382	(20)	362
Adjustments for:			
Amortisation, depreciation and impairments	363	(42)	321
Net interest (income)/expenses	46	(5)	41
Investment income and share of profit of associates and joint ventures	(22)	(43)	(65)
Income tax expenses	221	(19)	202
Other non-cash items	42	16	58
Cash flow from operations before changes in working capital and provisions	**1,032**	**(113)**	**919**
Change in inventories	(223)	17	(206)
Change in trade and other receivables	(731)	3	(728)
Change in trade and other payables	785	9	794
Total change in working capital	**(169)**	**29**	**(140)**
Change in provisions and employee benefits	(37)	-	(37)
Cash flow from operations	**826**	**(84)**	**742**
Interest paid & received	(33)	3	(30)
Dividend received	11	11	22
Income taxes paid	(182)	20	(162)
Cash flow used for interest, dividend & income tax	**(204)**	**34**	**(170)**
Cash flow from operating activities	**622**	**(50)**	**572**
Investing activities			
Proceeds from sale of property, plant & equipment and intangible assets	23	(5)	18
Purchase of property, plant & equipment	(436)	51	(385)
Purchase of intangible assets	(6)	3	(3)
Loans issued to customers and other investments	(86)	12	(74)
Repayment on loans to customers	25	(4)	21
Cash flow used in operational investing activities	**(480)**	**57**	**(423)**

*Unaudited

www.heinekeninternational.com

P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Restated condensed consolidated interim statement of cash flows – continued*

For the six months period ended 30 June 2007

In millions of Euro	2007 Heineken stand-alone (Proportionate consolidation)	Deconsoli-dation Joint ventures	2007 Heineken stand-alone (Equity method)
Acquisition of subsidiaries and minority interests, net of cash acquired	(1)	(2)	(3)
Acquisition of associates, joint ventures and other investments	(13)	5	(8)
Disposal of associates, joint ventures and other investments	8	(2)	6
Cash flow used for acquisitions and disposals	**(6)**	**1**	**(5)**
Cash flow used in investing activities	**(486)**	**58**	**(428)**
Financing activities			
Proceeds from loans and borrowings	26	(1)	25
Repayment of loans and borrowings	(80)	13	(67)
Dividends paid	(296)	20	(276)
Purchase own shares	(8)	-	(8)
Other	6	(4)	2
Cash flow used in financing activities	**(352)**	**28**	**(324)**
Net Cash Flow	**(216)**	**36**	**(180)**
Cash and cash equivalents as at 1 January	627	(86)	541
Effect of movements in exchange rates	-	(1)	(1)
Cash and cash equivalents as at 30 June	**411**	**(51)**	**360**

*Unaudited

Appendix 6

Restated consolidated statement of cash flows*

For the year ended 31 December 2007

In millions of Euro	2007 Heineken stand-alone (Proportionate consolidation)	Deconsolidation Joint ventures	2007 Heineken stand-alone (Equity method)
Operating activities			
Profit	972	(43)	929
Adjustments for:			
Amortisation, depreciation and impairments	764	(126)	638
Net interest (income)/expenses	101	(10)	91
Gain on sale of property, plant & equipment, intangible assets and subsidiaries, joint ventures and associates	(30)	2	(28)
Investment income and share of profit of associates and joint ventures	(41)	(28)	(69)
Income tax expenses	429	(35)	394
Other non-cash items	103	2	105
Cash flow from operations before changes in working capital and provisions	**2,298**	**(238)**	**2,060**
Change in inventories	(140)	10	(130)
Change in trade and other receivables	(175)	16	(159)
Change in trade and other payables	282	(38)	244
Total change in working capital	**(33)**	**(12)**	**(45)**
Change in provisions and employee benefits	(53)	(18)	(71)
Cash flow from operations	**2,212**	**(268)**	**1,944**
Interest paid & received	(96)	9	(87)
Dividend received	27	20	47
Income taxes paid	(413)	38	(375)
Cash flow used for interest, dividend & income tax	**(482)**	**67**	**(415)**
Cash flow from operating activities	**1,730**	**(201)**	**1,529**
Investing activities			
Proceeds from sale of property, plant & equipment and intangible assets	81	(11)	70
Purchase of property, plant & equipment	(1,123)	119	(1,004)
Purchase of intangible assets	(22)	5	(17)
Loans issued to customers and other investments	(146)	13	(133)
Repayment on loans to customers	225	(7)	218
Cash|flow used in operational investing activities	**(985)**	**119**	**(866)**

*Unaudited

www.heinekeninternational.com
P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

18/28

Restated consolidated statement of cash flows – continued*

For the year ended 31 December 2007

In millions of Euro	2007 Heineken stand-alone (Proportionate consolidation)	Deconsolidation Joint ventures	2007 Heineken stand-alone (Equity method)
Acquisition of subsidiaries and minority interests, net of cash acquired	(245)	4	(241)
Acquisition of associates, joint ventures and other investments	(89)	31	(58)
Disposal of subsidiaries and minority interests, net of cash disposed of	12	-	12
Disposal of associates, joint ventures and other investments	44	(16)	28
Cash flow used for acquisitions and disposals	**(278)**	**19**	**(259)**
Cash flow used in investing activities	**(1,263)**	**138**	**(1,125)**
Financing activities			
Proceeds from loans and borrowings	77	(10)	67
Repayment of loans and borrowings	(265)	13	(252)
Dividends paid	(450)	33	(417)
Purchase own shares	(15)	-	(15)
Other	(3)	(11)	(14)
Cash flow used in financing activities	**(656)**	**25**	**(631)**
Net Cash Flow	**(189)**	**(38)**	**(227)**
Cash and cash equivalents as at 1 January	627	(86)	541
Effect of movements in exchange rates	(5)	-	(5)
Cash and cash equivalents as at 31 December	**433**	**(124)**	**309**

*Unaudited

www.heinekeninternational.com

19/28

P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Appendix 7

Restated information by region*

For the six months period ended 30 June 2007

In millions of Euro	2007 Heineken stand-alone (Proportionate consolidation)	Deconsoli-dation Joint ventures	2007 Heineken stand-alone (Equity method)
Revenue			
Western Europe	2,703	-	2,703
Central and Eastern Europe	1,779	(235)	1,544
Americas	1,003	(198)	805
Africa and Middle East	653	(50)	603
Asia/Pacific	299	(184)	115
Head Office/eliminations/others	(310)	16	(294)
Total revenue	**6,127**	**(651)**	**5,476**
EBIT			
Western Europe	81	(1)	80
Central and Eastern Europe	201	(6)	195
Americas	134	(14)	120
Africa and Middle East	154	(2)	152
Asia/Pacific	52	(22)	30
Head Office/eliminations/others	27	1	28
Total EBIT	**649**	**(44)**	**605**
EBIT (excl. exceptional items and amortisation of brands)			
Western Europe	332	-	332
Central and Eastern Europe	207	(6)	201
Americas	134	(16)	118
Africa and Middle East	154	(1)	153
Asia/Pacific	52	(21)	31
Head Office/eliminations/others	27	(1)	26
Total EBIT (BEIA)	**906**	**(45)**	**861**
Total assets			
Western Europe	4,396	13	4,409
Central and Eastern Europe	5,543	(417)	5,126
Americas	1,246	(264)	982
Africa and Middle East	1,132	(45)	1,087
Asia/Pacific	622	(228)	394
Head Office	388	20	408
	13,327	(921)	12,406
Unallocated items	380	(27)	353
Total assets	**13,707**	**(948)**	**12,759**

*Unaudited

P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Appendix 7 - continued

Restated information by region*

For the year ended 31 December 2007

In millions of Euro	2007 Heineken stand-alone (Proportionate consolidation)	Deconsoli-dation Joint ventures	2007 Heineken stand-alone (Equity method)
Revenue			
Western Europe	5,450	-	5,450
Central and Eastern Europe	3,686	(460)	3,226
Americas	2,043	(435)	1,608
Africa and Middle East	1,416	(105)	1,311
Asia/Pacific	597	(352)	245
Head Office/eliminations/others	(628)	33	(595)
Total revenue	**12,564**	**(1,319)**	**11,245**
EBIT			
Western Europe	410	1	411
Central and Eastern Europe	381	(28)	353
Americas	278	(44)	234
Africa and Middle East	329	(3)	326
Asia/Pacific	100	(35)	65
Head Office/eliminations/others	30	(1)	29
Total EBIT	**1,528**	**(110)**	**1,418**
EBIT (excl. exceptional items and amortisation of brands)			
Western Europe	665	3	668
Central and Eastern Europe	444	(16)	428
Americas	278	(44)	234
Africa and Middle East	329	(23)	306
Asia/Pacific	100	(35)	65
Head Office/eliminations/others	30	17	47
Total EBIT (BEIA)	**1,846**	**(98)**	**1,748**
Total assets			
Western Europe	3,785	13	3,798
Central and Eastern Europe	5,602	(389)	5,213
Americas	1,244	(309)	935
Africa and Middle East	1,395	(111)	1,284
Asia/Pacific	553	(207)	346
Head Office	25	48	73
	12,604	(955)	11,649
Unallocated items	364	(59)	305
Total assets	**12,968**	**(1,014)**	**11,954**

*Unaudited

P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Appendix 8

Restated notes to the consolidated financial statements
For the year ended 31 December 2007

Restated property, plant and equipment*	Land and buildings	Plant and equipment	Other fixed assets	Under construc-tion	Total
In millions of Euro					
Restated cost					
Balance as at 1 January 2007	**2,337**	**4,368**	**2,962**	**356**	**10,023**
Changes in consolidation	39	28	12	2	81
Purchases	49	164	302	489	1,004
Transfer of completed projects under construction	108	233	68	(409)	-
Transfer to assets classified as held for sale	11	(3)	-	-	8
Disposals	(25)	(133)	(331)	1	(488)
Effect of movements in exchange rates	(21)	(42)	(19)	(7)	(89)
Balance as at 31 December 2007	**2,498**	**4,615**	**2,994**	**432**	**10,539**
Restated depreciation and impairment losses					
Balance as at 1 January 2007	**(1,184)**	**(2,560)**	**(2,030)**	**-**	**(5,774)**
Changes in consolidation	7	21	1	-	29
Depreciation charge for the year	(65)	(223)	(327)	-	(615)
Impairment losses	(1)	(13)	(4)	-	(18)
Reversal impairment losses	3	12	9	-	24
Transfer to assets classified as held for sale	(4)	2	-	-	(2)
Disposals	12	112	304	-	428
Effect of movements in exchange rates	11	30	21	-	62
Balance as at 31 December 2007	**(1,221)**	**(2,619)**	**(2,026)**	**-**	**(5,866)**
Restated carrying amount					
As at 1 January 2007	**1,153**	**1,808**	**932**	**356**	**4,249**
As at 31 December 2007	**1,277**	**1,996**	**968**	**432**	**4,673**

*Unaudited

Appendix 8 – continued

Restated intangible assets*
In millions of Euro

	Goodwill	Brands	Software, research and develop-ment and other	Total
Restated cost				
Balance as at 1 January 2007				
	1,768	**223**	**144**	**2,135**
Changes in consolidation	151	15	2	168
Purchases/internally developed	-	-	17	17
Disposals	-	-	(1)	(1)
Effect of movements in exchange rates	(23)	(1)	-	(24)
Balance as at 31 December 2007	**1,896**	**237**	**162**	**2,295**
Restated amortisation and impairment losses				
Balance as at 1 January 2007				
	(13)	**(31)**	**(114)**	**(158)**
Amortisation charge for the year	-	(8)	(17)	(25)
Impairment losses	(1)	(3)	-	(4)
Disposals	-	-	1	1
Effect of movements in exchange rates	-	1	-	1
Balance as at 31 December 2007	**(14)**	**(41)**	**(130)**	**(185)**
Restated carrying amount				
As at 1 January 2007	**1,755**	**192**	**30**	**1,977**
As at 31 December 2007	**1,882**	**196**	**32**	**2,110**

*Unaudited

www.heinekeninternational.com   23/28
P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Appendix 8 – continued

Restated inventories*

In millions of Euro	**2007** Heineken stand-alone (Proportionate consolidation)	Deconsoli-dation Joint ventures	**2007** Heineken stand-alone (Equity method)
Raw materials	168	(50)	118
Work in progress	92	(9)	83
Finished products	188	(25)	163
Goods for resale	221	(10)	211
Non-returnable packaging	108	(8)	100
Other inventories	230	(22)	208
	1,007	**(124)**	**883**

Restated trade and other receivables*

In millions of Euro	**2007** Heineken stand-alone (Proportionate consolidation)	Deconsoli-dation Joint ventures	**2007** Heineken stand-alone (Equity method)
Trade receivables due from associates and joint ventures	9	48	57
Trade receivables	1,416	(184)	1,232
Other receivables including current part loans to customers	448	(57)	391
	1,873	**(193)**	**1,680**

Restated trade and other payables *

In millions of Euro	**2007** Heineken stand-alone (Proportionate consolidation)	Deconsoli dation Joint ventures	**2007** Heineken stand-alone (Equity method)
Trade payables due to associates and joint ventures	6	1	7
Other trade payables	1,164	(128)	1,036
Returnable packaging deposits	382	(12)	370
Taxation and social security contributions	296	(24)	272
Dividend	36	(4)	32
Interest	38	(1)	37
Derivatives used for hedging	22	(1)	21
Other payables	174	3	177
Accruals and deferred income	688	(115)	573
	2,806	**(281)**	**2,525**

*Unaudited

Appendix 8 – continued

Restated loans and borrowings*

Non-current liabilities

In millions of Euro	2007 Heineken stand-alone (Proportionate consolidation)	Deconsoli-dation Joint ventures	2007 Heineken stand-alone (Equity method)
Secured bank loans	38	(20)	18
Unsecured bank loans	304	(148)	156
Unsecured bond issues	1,143	(40)	1,103
Finance lease liabilities	16	(11)	5
Non-current interest-bearing liabilities	**1,501**	**(219)**	**1,282**
Non-current non-interest-bearing liabilities	20	(7)	13
	1,521	(226)	1,295

Current interest-bearing liabilities

In millions of Euro

	2007 Heineken stand-alone (Proportionate consolidation)	Deconsoli-dation Joint ventures	2007 Heineken stand-alone (Equity method)
Current portion of secured bank loans	39	(29)	10
Current portion of unsecured bank loans	291	(53)	238
Current portion of unsecured bond issues	216	(2)	214
Current portion of finance lease liabilities	2	-	2
Total current portion of non-current interest-bearing liabilities	**548**	**(84)**	**464**
Deposits from third parties	323	-	323
Other current interest-bearing liabilities	2	(2)	-
Bank overdrafts	282	(31)	251
	1,155	(117)	1,038

*Unaudited

Appendix 9

Notes to the appendices

Accounting for joint ventures

The group's share of the recognised income and expenses of joint ventures are accounted for using the equity method. The equity method implicates that the interest in the jointly controlled entity is initially recorded at cost (including the amount of goodwill) in the consolidated financial statements at the date that joint control commences. The consolidated financial statements include Heineken's share of the total recognised income and expenses of JVs on an equity-accounted basis, from the date that joint control commences until the date that joint control ceases. When Heineken's share of losses exceeds the carrying amount of the JV, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that Heineken has an obligation or has made a payment on behalf of the JV.

Appendix 10

Glossary

Beia
Before exceptional items and amortization of brands and customer relationships.

Earnings per share
Basic
Net profit divided by the weighted average number of shares – basic – during the year.

Diluted
Net profit divided by the weighted average number of shares – diluted – during the year

EBIT
Earnings before interest and taxes and net finance expenses.

EBITDA
Earnings before interest and taxes and net finance expenses before depreciation and amortisation.

Effective tax rate
Taxable profit adjusted for share of profit of associates and joint ventures, dividend income and impairments of other investments.

Net debt
Non-current and current interest-bearing loans and borrowings and bank overdrafts less investments held for trading and cash.

Net profit
Profit after deduction of minority interests (profit attributable to equity holders of the Company).

Profit
Total profit of the Group before deduction of minority interests.

®
All brand names mentioned in this report, including those brand names not marked by an ®, represent registered trademarks and are legally protected.

Region
A region is defined as Heineken's managerial classification of countries into geographical units.

Revenue
Net realised sales proceeds in Euros.

Top-line growth
Growth in net revenue.

Volume

Consolidated beer volume
100 per cent of beer volume produced and sold by fully consolidated companies

P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Heineken N.V. reports organic net profit growth of 5.3% for the first half of 2008

Amsterdam, 27 August 2008 – Heineken N.V. today announced its results for the first six months of 2008[1]:

- **Organic net profit growth of 5.3%**, driven by higher pricing across most markets, increased volumes and cost reduction. Net profit (beia) was slightly lower at EUR 540 million, due to a negative currency effect and higher interest charges related to the financing of acquisitions.

- **Organic EBIT (beia) growth of 7.5%.** EBIT (beia) increased to EUR 925m.

- **Revenue growth of 17.1% to EUR 6,411m**, of which 6.7% was organic.

- **Consolidated beer volume growth of +15.0% to 58.6 million hectolitres.**
  First time consolidation accounted for 9.6% of the growth, and 5.4% was organic, driven by strong performances in Africa, Central and Eastern Europe and Asia Pacific. Volume in Western Europe and the USA was lower as markets were affected by weakening economies.

- **Heineken brand growth of 5.8% in the international premium segment** to 12.9 million hectolitres, gaining share.

- **Additional gross cost savings of EUR 84 million** related to the F2F cost reduction programme. Improvement in the fixed cost ratio to 29.6% from 31.5% for the half year of 2007.

- Expected **organic net profit growth of at least mid-single digit for** the full year **2008.**

- Heineken N.V. will pay an **increased interim dividend** of EUR 0.28 per share on 3 September 2008 (2007: EUR 0.24).

- **Heineken has completed the S&N acquisition**, integration of new businesses is proceeding rapidly.

- Heineken half-year statements include the first-time consolidation of S&N as of 1st May 2008. In addition, from January 2008, Heineken has decided to adopt the equity accounting method for joint ventures, replacing the proportional consolidation method.

---

[1] For an explanation of the terms in this press release, please refer to the glossary at the back of the release

Key figures (2007 restated for equity method of joint venture accounting)

	2008 HY	2007 HY	Change	Organic growth
	(mhl)	*(mhl)*		
Group beer volume	76.0	68.1	11.6%	4.1%
Consolidated beer volume	*58.6*	*51.0*	15.0%	5.4%
	(EUR m)	*(EUR m)*		
Revenue	6,411	5,476	17.1%	6.7%
EBIT	772	605	27.7%	-
EBIT (beia)	925	861	7.4%	7.5%
Net Profit	407	302	34.8%	-
Net Profit (beia)	540	548	-1.5%	5.3%
	(EUR)	*(EUR)*		
Diluted EPS	0.83	0.62	34.8%	
Diluted EPS (beia)	1.10	1.12	-1.5%	

CEO Statement

Jean-François van Boxmeer, Chairman of the Executive Board and CEO, commented:

"This is a good first half performance, demonstrating our competitiveness against a background of weaker economies and increased input costs.

"We have maintained the momentum of our topline growth and again ensured that the Heineken brand outperforms the market and increases its share of the international premium segment.

"Through continued delivery of our Fit2Fight targets, rigorous cost management is now an established part of our operational approach. The combination of this with our programme of price increases has resulted in an organic EBIT growth of 7.5%.

"The integration of the Scottish & Newcastle businesses into Heineken is proceeding swiftly. We have identified an additional GBP 25 million of synergies and we have the people, brands and ideas that will allow us to fully exploit our leadership of the highly profitable European beer market.

"In the second half, we will continue to drive and benefit from premiumisation, cost reduction and our stronger, more competitive global position."

2008 full-year profit outlook

Heineken forecasts at least mid-single digit organic net profit growth for the full year of 2008.

Heineken expects the volume trends of the first half to continue in the second half of 2008. Heineken will continue to pass on higher input costs to the consumer.

The Heineken brand is well positioned to exploit the positive trend for international premium brands, and the growth of our top-of-mainstream brands will add to our margin and profit growth as well.

In the first half of 2008, input costs increased 15% in price per hectolitre. In line with earlier forecasts, the full year price increase is expected to remain at that level. Heineken has hedging in place for 100% of its 2008 raw material and packaging needs, for 50% of the total 2009 requirements, and expects for 2009 a price increase of approximately 8% compared to 2008.

Total gross cost reductions in relation to the F2F programme reached 86% of the total EUR 450 million target. The remaining EUR 60 million will be realised in the second half of 2008. Exceptional charges related to F2F in the second half of the year are estimated at EUR 40 million.

The estimated 2008 capital expenditures related to property, plant and equipment, including the investments in newly acquired businesses is forecasted at EUR 1.2 billion.

Interim dividend

The Heineken N.V. dividend policy aims to achieve a dividend payout ratio of 30%-35% of Net Profit (beia) and the interim dividend is fixed at 40% of the total dividend of the previous year. Accordingly, an interim dividend of EUR 0.28 per share of EUR 1.60 nominal value will be paid on 3 September 2008. The ex-dividend date for Heineken NV shares is 28 August 2008.

Organic growth in Consolidated Beer Volume: 5.4%

Consolidated Beer Volume

(m hl)	H1 2008	H1 2007	Change	Organic change
Western Europe	19.2	16.0	20%	-1.3%
Central and Eastern Europe	24.9	22.3	12%	6.1%
Africa and Middle East	8.4	6.7	25%	23%
Americas	4.9	4.9	0%	-1.9%
Asia/Pacific	1.2	1.1	14%	14%
Total	**58.6**	**51.0**	**+15%**	**5.4%**

Consolidated beer volume excluding joint ventures increased 15% to 58.6 million hectolitres, of which 5.4% was organic growth. First time consolidations added 5.0 million hectolitres, or 9.6%. The acquisition of S&N accounted for 3.6 million hectolitres and the remainder was the result of acquisitions made in Czech Republic, Romania, Serbia, Belarus and Algeria. Organic volume growth was particularly strong in Russia, Poland, Romania, Nigeria, South Africa and Democratic Republic of Congo. Indonesia drove growth in Asia. Volume decreased 1.3% organically in Western Europe, despite growth in the United Kingdom and Switzerland.

Group beer volume increased 11.6% to 76.0 million hectolitres, of which 4.1% was organic. Volume relating to joint ventures and to license agreements to third parties is fully included in the Group beer volume figures.

Continued growth of the Heineken brand

Volume of the Heineken brand in the international premium segment grew +5.8% from 12.1 to 12.9 million hectolitres, driven by double digit growth in Central and Eastern Europe, Africa and the Middle East and Asia Pacific, as well as continued growth in Western Europe where the brand has a large volume base. The market share of the Heineken brand in the International Premium Segment now exceeds 20%.
Total volume of the Heineken brand (including the Netherlands) increased by 5.3% to 14.5 million hectolitres.

Volume of the Heineken brand in international premium segment

(m hl)	H1 2008	H1 2007	Change
Western Europe	3.9	3.8	2.5%
Central and Eastern Europe	1.4	1.2	12%
Africa and the Middle East	0.9	0.7	24%
Americas	4.4	4.5	-0.6%
Asia/Pacific	2.3	2.0	16%
Total Heineken volume	**12.9**	**12.1**	**5.8%**

In Africa and the Middle East, volume of the Heineken brand grew 24%, driven by strong demand in Nigeria, South Africa and by the distribution network of the newly acquired brewery in Algeria. With 320,000 additional hectolitres, Asia Pacific was the largest contributor in absolute numbers, with strong growth across all countries in the region. In Central and Eastern Europe, volume increased 12%, driven by Romania, Greece and Russia, whilst in Western Europe (+2.5%), robust volume growth in France and the UK offset lower volume in Southern Europe. In the Americas the Heineken brand remained broadly stable, as lower volume in the USA was balanced by higher volume in Canada and Chile. Depletions of Heineken Premium Light grew 2.2%.

Heineken extended its partnership with the UEFA Champions League for a further three years and continues its involvement with the James Bond film franchise as a co-sponsor of "Quantum of Solace", to be released this autumn.

Volumes sold with new packages and draft beer systems grew 22%, mainly driven by the continued success of DraughtKeg. The BeerTender, which has sold 415,000 appliances since introduction, is present in 9 markets, including the USA. In the first half of the year, Heineken continued the roll out of Extra-Cold, reaching a total of 55,000 draft beer installations worldwide.

Amstel

Volume of the Amstel brand was broadly stable at 5.1 million hectolitres.
Amstel Pulse reached the milestone of 500 million bottles sold since introduction in 2006 and has now been rolled out in 10 countries.
In the USA a new campaign for Amstel Light launched in May has been well received by consumers. A year after regaining the Amstel license in South Africa, the brand continues to regain market share.

Strong organic revenue growth

Total revenue increased 17.1% to EUR 6,411 million. Organic revenue growth was 6.7% of which 1.6% was driven by higher volumes and 5.1% as a result of a better price and sales mix. Price increases were implemented in the vast majority of Heineken's markets to cover the effect of rising input and energy costs.
First time consolidations added EUR 677 million, or 12.4% to revenue, of which S&N represented 90%. Currency fluctuations accounted for a net 2.0% decrease in revenues with lower exchange rates for the US dollar and Nigerian naira against the Euro and higher for the Polish zloty.

Delivery in full of the Fit 2 Fight targets

Fit 2 Fight (F2F), Heineken's cost savings programme entered its final year. The F2F fixed cost ratio improved further to 29.6% from 31.5% in June 2007. Rigorous cost management is now a consistent feature of our approach to business.

In the first six months, Heineken realised gross savings of EUR 84 million. The cumulative savings, since the start of the programme, now total EUR 389 million. Heineken will complete the programme by the end of 2008, on time and on target. Exceptional costs related to F2F in the first six months of 2008 totalled EUR 59 million, of which 85% were cash costs.

Western Europe generated the majority of the savings, contributing EUR 41 million, or 49%, followed by Central and Eastern Europe with EUR 28 million (33%).

63% of the saving was related to supply chain initiatives. Other initiatives, including the implementation of shared service centres, particularly in Poland and Italy generated 16%. Further rationalisation in distribution contributed 21%.

Swift and successful integration of Scottish & Newcastle

The integration of the acquired S&N businesses proceeds well. Key management in the local operations has been retained, facilitating a rapid integration. Heineken continues to co-operate with the Irish Competition Authority concerning the review of the acquisition of the Beamish & Crawford business.

The first time consolidation of the S&N operations from 1 May contributed EUR 608 million to revenue and EUR 28 million to EBIT (beia). If the acquisition had occurred on 1 January 2008, management estimates that the contribution of S&N operations would have been EUR 1,512 million to revenue and EUR 32 million to EBIT (beia) for the first half year.

On 22 August Heineken presented a condensed opening balance sheet from 1 May 2008 for the S&N businesses. As a result of different accounting criteria, especially in the consolidation of assets and liabilities of a pub estate partnership and a logistic partnership in the UK, and in the financing from factoring, net debt of the former S&N operations increases by EUR 917 million.

After reviewing the S&N businesses, the condensed pro forma EBIT (beia) for the year 2007 has been estimated at EUR 303 million.

In addition, Heineken announced an increase in expected synergies from the S&N acquisition to GBP 145 million (EUR 184 million), from GBP 120 million (EUR 152 million), of which GBP 110 million are cost synergies and GBP 35 million are revenue synergies. At the end of August, realised cost synergies, on an annualised basis, totalled EUR 60 million before tax.

For 2008, Heineken expects to report realised cost synergies of EUR 30 million before tax. Associated exceptional restructuring costs is expected to total EUR 70 million, mostly in cash.

Subsequent events

The following relevant events occurred following the close of the half year at the end of June:

On 21 August 2008, the Swiss Competition Commission approved the acquisition of Eichhof Beverage Holding by Heineken Switzerland, allowing completion of the deal begun in the first half of 2008.

On 22 August 2008, Heineken announced that during July it has placed EUR 742 million of long-term debt instruments, including a US private placement for USD 505 million and a European private placement for EUR 418 million. These private placements have 5 to 10 years maturities. Earlier Heineken re-negotiated an existing US private placement of S&N for USD 1,150 million.

In Serbia, the collaboration with Efes Breweries International (EBI) and Heineken is progressing as planned. As a result of a share issue, Heineken now owns 72% of Central Europe Beverages BV (CEB), which has the majority shareholdings in the operating entities in Serbia, while EBI retains 28% of CEB.

investments. The strength of the Czech Crown against the Euro affected the export volume.

Africa and the Middle East

	H1 2008	H1 2007	Change
Consolidated beer volume, mhl	8.4	6.7	25%
Revenue, EUR m	753	603	25%
EBIT (beia), EUR m	206	153	35%

Africa and the Middle East was the strongest performing region both in terms of volume and profitability. The improving environment and the increasing proceeds from oil and commodities continue to grow purchasing power and beer consumption.

Consolidated beer volume grew 1.7 million hectolitres, of which 93% was organic and 7% was the first time consolidation of Tango Brewery in Algeria. Nigeria alone contributed more than 40% to the regional volume growth, the remainder as a result of growth in South Africa, The Democratic Republic of Congo and Rwanda.

Revenue grew 25%, despite a negative currency effect, driven by positive volume growth and higher selling prices resulting in an additional EUR 53 million at EBIT (beia) level.

Heineken continued to invest in the region through expansion of our geographic footprint and adding capacity.

Volume of the Heineken brand grew across all countries, reaching 880,000 hectolitres. Brandhouse, our Joint Venture with Diageo and Namibian Breweries, was the largest contributor to growth, followed by Nigerian Breweries.

Group volume of the Amstel brand is growing fast, due to the good performance of our import operation in South Africa, where the company regained the brand in March 2007.

Nigeria
Combined volumes of Nigerian Breweries and Consolidated Brewery grew 17%, outperforming a fast growing market (+15%). In particular, the Heineken brand grew strongly (77%), driven in part by the roll out of 33cl cans and the favourable media impact of the UEFA Champions League sponsorship. Volumes of Star and of Gulder both grew in excess of 13% despite price increases.
Despite a lower Naira, EBIT (beia) grew over 40%, thanks to the strong top line growth and a more efficient cost structure.

Egypt
The local market benefited from a substantial increase in tourism, continuing the trend of the last few years.

Subsequent events

The following relevant events occurred following the close of the half year at the end of June:

On 21 August 2008, the Swiss Competition Commission approved the acquisition of Eichhof Beverage Holding by Heineken Switzerland, allowing completion of the deal begun in the first half of 2008.

On 22 August 2008, Heineken announced that during July it has placed EUR 742 million of long-term debt instruments, including a US private placement for USD 505 million and a European private placement for EUR 418 million. These private placements have 5 to 10 years maturities. Earlier Heineken re-negotiated an existing US private placement of S&N for USD 1,150 million.

In Serbia, the collaboration with Efes Breweries International (EBI) and Heineken is progressing as planned. As a result of a share issue, Heineken now owns 72% of Central Europe Beverages BV (CEB), which has the majority shareholdings in the operating entities in Serbia, while EBI retains 28% of CEB.

NV

Review by Region

Western Europe

	H1 2008	H1 2007	Change
Consolidated beer volume, mhl	19.2	16.0	20%
Consolidated cider volume, mhl	0.9	-	-
Revenue, EUR m	3,372	2,703	25%
EBIT (beia), EUR m	360	332	8.4%

In Western Europe, most beer markets were down as a result of challenging comparables due to the impact on volume of the substantial price increases implemented at the start of 2008, weakening economies and the implementation of smoking bans. Heineken's consolidated beer volume was 1.3% lower on an organic basis, as strong growth in the UK and Switzerland was offset by declines in Italy, Spain and the Netherlands. The reported volume including S&N for two months, totalled 19.2 million hectolitres.
The volume of the Heineken brand in the premium segment increased by 2.5% to 3.9 million hectolitres, driven by France and the UK.

EBIT (beia) was 8.4% higher at EUR 360 million, benefiting from the consolidation of S&N.

Heineken significantly strengthened its leadership in the region. Through its acquisition of the Scottish & Newcastle businesses, Heineken achieved a number #1 market position in the UK and number # 2 positions in Portugal, Finland and Belgium. Heineken also strengthened its number # 2 position in Switzerland following the successful tender offer for the beverage division of the Eichhof Holding Group.

The United Kingdom

Integration of our UK operations has been both rapid and smooth, with minimal impact on operations. Three months after deal closure, trade customers have been able to place combined orders for S&N and Heineken brands.

The UK market experienced a difficult six months to June, with the ongoing effect of the smoking ban, an increase in excise duty more than double the rate of inflation and a weaker economic environment impacting consumer spending power.

S&N implemented price increases in both on and off-trade at the beginning of the year, and some share was lost in the off-trade due to low promotional activity in March and April but our overall share in the beer and cider market at the end of the period was just fractionally lower.

www.heinekeninternational.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21, 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

8/40

Key brands continue to perform well. In Premium lager Heineken showed strong growth (+39%), Kronenbourg 1664 gained share and John Smith's extended its market leading position in the ale segment.

The UK business continues to lead market growth in the cider category. Both Strongbow (+12%) and Bulmers (+75%) showed sustained growth in volume share through continued investments in advertising, innovation and sales execution.

Spain
Revenue of Heineken España grew as a result of average net price increases of 4.5% implemented in the first quarter. The weakening economic growth, a transport strike in June, and increased competition from private labels, resulted in lower volume (-3.1%). EBIT (beia) was also lower. Volumes of the Heineken and Cruzcampo brands were lower, but the brands maintained market share in the branded segment, and Buckler grew 1% in volume. As planned, the new brewery in Seville became fully operational at the beginning of the year.

France
The French market declined, as a result of the introduction of the smoking ban, and a deteriorating economic climate. However, Heineken France was able to increase volume organically by 2.6%, driven by the introduction of new pack types and a strong performance in the off-trade channel. The branded portfolio gained market share, with the Heineken and the Pelforth brand growing strongly. Desperados was flat. Revenue was fractionally higher, whilst EBIT (beia) was lower, as a weak on-trade affected margins.
Heineken France recently announced EUR 124 million of investments in the reorganisation of its brewing operations and the sale of the St. Omer brewery, in order to drive efficiency, improve margins and focus on the profitable segment of the market.

Italy
The significant price increases implemented at the beginning of the year, in combination with a softening of consumer confidence, led to lower volumes. Volume of our leading mainstream brand, Moretti, was stable, whilst volume of the Heineken brand was lower. Despite higher prices and the positive contribution of F2F, EBIT (beia) was lower.

The Netherlands
Revenues of Heineken Netherlands grew 2.8% organically, due to price increases implemented across the portfolio. Volume was fractionally lower, but the Heineken brand grew 1.3% and gained share.
EBIT (beia) increased as a result of the F2F savings and better pricing.
EBIT of Vrumona, our soft drinks operation, was broadly stable, as the good results of the off-premise business offset higher input costs.

Other markets
Revenue and EBIT (beia) continued to grow organically at Heineken Ireland, whilst
volume was broadly flat, as a result of the price increases implemented in the first half
of the year. In Switzerland, revenues grew 6.0%, as a result of volume growth (+2.5%).
In July, Heineken completed the tender offer on Eichhof Beverage Holding, which
main brand is Eichhof lager.
The Portuguese beer market was lower, due to a weakening economy. Volume at
Centralcer was also lower, as a result of 5% price increase implemented in the first six
months.
In Finland the increase in volume of water and soft drinks offset the lower volume of
beer in the off-trade channel. In this context Hartwall managed to maintain its market
share.

Central and Eastern Europe

	H1 2008	H1 2007	Change
Consolidated beer volume, mhl	24.9	22.3	12%
Revenue, EUR m	1,761	1,544	14%
EBIT (beia), EUR m	177	201	-12%

Volume in Central and Eastern Europe grew 12%, of which 6.1% was organic. New
consolidations added 1.3 million hectolitres of beer, and relate mostly to Syabar
(Belarus) and Bere Mures (Romania). Despite the challenging weather comparison with
the first four months of 2007, almost all countries showed positive volume growth, with
Russia, Poland and Romania accounting for over 90% of the total growth.

Increasing purchasing power of consumers, the shift from vodka to beer, and marketing
activities of the international players is driving beer growth across the region. The
mainstream segment, the largest in terms of volume, is under pressure from premium
and low priced beers, thus affecting the regional sales mix.

Volume of the Heineken brand grew in every country, totalling 1.4 million hectolitres,
with increases of 20% or more recorded in Slovakia, Serbia, Bulgaria and Romania. In
value terms Greece, Russia and Romania were the major drivers of growth.

In 2008, Heineken continued its rollout of the Extra Cold programme, reaching a total
of 20,500 installations. A DraughtKeg line was installed in the brewery in
St.Petersburg, in order to meet the strong demand of this innovative package that sold
10,000 hectolitres in the first six months.

Heineken increased its selling prices across the region, mostly in the second quarter of
2008. The positive effect of higher prices on margins will be more visible in the second
half of the year.

Revenue grew 9.4% organically, driven by higher volume. EBIT (beia) was 12% lower, affected by higher input costs, currency devaluations and some additional investments in marketing, predominantly in Russia.

Russia
Due to wet weather in 2008 compared with excellent weather in 2007 the beer market was only slightly up. The premium segment continues to gain share, whilst the mainstream segment is under pressure. Heineken Russia's organic volume growth was strong (+11.6%), driven by its premium portfolio (Heineken + 16.3% and Zlaty Bazant), the economy brands like Three Bears and the success of brands like Doctor Diesel. Volume of Bochkarev was lower, and new packages were developed for the summer season. EBIT (beia) was lower, affected by additional distribution and input costs, and the unfavourable shift in sales mix. Benefits from selling price increases will be more evident in the second half of 2008.

Poland
The market in Poland increased by 3.5%, and Grupa Zywiec showed a strong volume growth of 5.3%, driven mainly by Warka (+18%) and Specjal (9%). The premium brand Zywiec grew 3%, whilst the Heineken brand was up 1.4%. Input cost pressure affected overall EBIT (beia), as sales prices were increased only in May. The appreciation of the Polish Zloty contributed positively to EBIT.

Austria
Volume grew 3.1%, driven by promotional activities around the European Soccer Championship 2008. Volume of the Heineken brand increased 17%, driven by BeerTender and a special edition of cans for the European Championship. All key brands in the portfolio grew, including Gösser. Revenue remained broadly unchanged, whilst EBIT (beia) was slightly lower.

Greece
Volume in Greece grew 1.8%, driven by the Heineken brand, which increased volume by 6.3%. Additional volume and higher prices, as of March, led to high single digit growth in revenue and EBIT, despite a national transport strike in May, lower tourist numbers and an earthquake close to the Patras brewery in June.

Germany
In Germany, the Heineken brand recorded 11.2% growth. Volumes of Brau Holding International, our joint venture with the Schörghuber group, remained broadly unchanged. EBIT (beia) was slightly lower, due to increasing input cost pressure.

Other markets
Volumes in Romania grew 5.6%, driven by its key brands Heineken (35%), Bucegi and Goldenbrau. EBIT (beia) was lower, as a result of the shift of the sales mix towards mainstream brands, and the additional marketing investments behind the Ciuc brand. Volumes in the Czech Republic were higher, despite price increases realised during the second quarter. The Krusovice brand is growing, also helped by additional marketing

investments. The strength of the Czech Crown against the Euro affected the export volume.

Africa and the Middle East

	H1 2008	H1 2007	Change
Consolidated beer volume, mhl	8.4	6.7	25%
Revenue, EUR m	753	603	25%
EBIT (beia), EUR m	206	153	35%

Africa and the Middle East was the strongest performing region both in terms of volume and profitability. The improving environment and the increasing proceeds from oil and commodities continue to grow purchasing power and beer consumption.

Consolidated beer volume grew 1.7 million hectolitres, of which 93% was organic and 7% was the first time consolidation of Tango Brewery in Algeria. Nigeria alone contributed more than 40% to the regional volume growth, the remainder as a result of growth in South Africa, The Democratic Republic of Congo and Rwanda.

Revenue grew 25%, despite a negative currency effect, driven by positive volume growth and higher selling prices resulting in an additional EUR 53 million at EBIT (beia) level.

Heineken continued to invest in the region through expansion of our geographic footprint and adding capacity.

Volume of the Heineken brand grew across all countries, reaching 880,000 hectolitres. Brandhouse, our Joint Venture with Diageo and Namibian Breweries, was the largest contributor to growth, followed by Nigerian Breweries.

Group volume of the Amstel brand is growing fast, due to the good performance of our import operation in South Africa, where the company regained the brand in March 2007.

Nigeria
Combined volumes of Nigerian Breweries and Consolidated Brewery grew 17%, outperforming a fast growing market (+15%). In particular, the Heineken brand grew strongly (77%), driven in part by the roll out of 33cl cans and the favourable media impact of the UEFA Champions League sponsorship. Volumes of Star and of Gulder both grew in excess of 13% despite price increases.
Despite a lower Naira, EBIT (beia) grew over 40%, thanks to the strong top line growth and a more efficient cost structure.

Egypt
The local market benefited from a substantial increase in tourism, continuing the trend of the last few years.

Al Ahrams beer volume increased 8.9%, driven by Heineken (+32%) and by Sakara. EBIT (beia) increased substantially in the first six months of the year, thanks to strong volume growth combined with an increase in prices across the beer, wine and spirits portfolio as of mid March.

South Africa
In February 2008, Heineken, Diageo and Namibia Breweries announced the extension of their existing successful partnership for the South African market, through the creation of a new venture for their combined beer, cider and RTD portfolio. In addition, Heineken and Diageo commenced construction of a 3-million hectolitre brewery in Sedibeng, close to Johannesburg. Revenue from beer and spirits at brandhouse more than doubled in the first six months of 2008, due to the significant increase in volumes of our drinks portfolio. The Heineken brand grew 43%, and the Amstel brand continued to regain share and grow volume. As forecast, the net profit contribution of our South African operations remains temporarily negative, due to the high import and transportation costs associated with the current route to market of Amstel.

The Americas

	H1 2008	H1 2007	Change
Consolidated beer volume, mhl	4.9	4.9	0%
Revenue, EUR m	749	805	-7.0%
EBIT (beia), EUR m	109	118	-7.7%

The regional performance reflects on the one hand the economic environment in the USA and on the other hand the strong performances from the other markets in the region. Total consolidated beer volume was stable at 4.9 million hectolitres.

Volume of the Heineken brand was slightly lower, at 4.4 million hectolitres, as 25% growth in Canada, Chile and Argentina was offset by lower volume in the USA.

Revenue increased 1.3% organically driven by higher prices in Canada and the Caribbean region. Reported revenue was 7% lower due mainly to the devaluation of the US Dollar. Similarly, EBIT (beia) was 7.7% lower as the effects of cost savings across the region were offset by weaker currencies.

USA
According to "scanner data", the US beer market grew fractionally, with domestic sales 0.7% higher and the import segment broadly flat which meant imported brands underperformed domestic players at the start of the year.

Sales volume at Heineken USA was 2.4% lower. Beer sales volume (excluding the FEMSA brands) was 5.8% lower, partly due to strong sales in 2007, when the Heineken Premium Light can and the DraughtKeg were rolled out nationally, and reduction of inventories at distributors level in 2008.

Depletions of the Dutch portfolio – sales by distributors to retailers – were 3.7% lower. Heineken Premium Light outgrew the light beer category (+2.2%), thanks to new pack types, a strong performance in the food and liquor channels and the launch of the new "Share the Good" marketing campaign. Depletions of the Heineken Lager brand were 3.5% lower, as a result of less promotion and weak on-trade. Heineken Lager continues to grow in Central USA and on the West Coast but it was lower in the East. Amstel Light depletions were 12% lower; in May we launched a new marketing campaign "a dam good beer". Newcastle Brown Ale has already been integrated into the Heineken USA portfolio.

The FEMSA portfolio grew 6.1% in sales volume and 7.6% in depletions, gaining share in the import segment. This strong performance was driven by Dos Equis (+18%) and Tecate (+5.3%).

Despite the challenging market environment, organic EBIT was stable (excluding currency effect), as a result of higher sales in innovative packaging; stricter cost control and a higher efficiency in marketing spend. Reported EBIT (beia) was lower, due to the negative currency effect of EUR 23 million.

Chile and Argentina
In Chile and Argentina, Heineken operates through its joint venture, CCU. Volume growth in Chile remained strong, at +8.8%, driven by excellent weather and the strong growth of the premium segment. The Heineken brand recorded a 27% increase. Escudo, a leading local brand, grew strongly. Excluding the currency effect, EBIT (beia) grew double digit. In Argentina the Heineken Brand grew by 25%. CCU Argentina has acquired the ICSA business, bringing its consolidated market share over 20%.

Canada
Heineken Canada increased its market share, and delivered double-digit growth in both revenue and EBIT, driven by higher volume. The Heineken brand grew 26%, thanks to the strong performance of the DraughtKeg, now rolled out nationally, and despite the price increases implemented in the year.

The Caribbean
Revenue and EBIT (beia) grew organically, thanks to the strong performance exports and the brewery in Panama, where a new sales and distribution strategy was implemented. Group beer volume increased 6.8%, driven by a strong performance in Panama, whilst volume in the Bahamas and Puerto Rico were negatively affected by double-digit price increases and lower tourist numbers.

Asia Pacific

	H1 2008	H1 2007	Change
Consolidated beer volume, mhl	1.2	1.1	14%
Revenue, EUR m	127	115	11%
EBIT (beia), EUR m	40	31	29%

Heineken operates in part of the region through joint ventures. The change in accounting for joint ventures announced by Heineken on 22 August 2008, has a considerable impact on the reported data for the region. The Group beer volumes, including joint ventures and licenses, grew 11% to 7.2 million hectolitres.

The region experienced positive trading, with growth in volume, a positive sales mix, and the successful implementation of higher prices in Heineken's own operations (Indonesia, Taiwan, New Caledonia, Korea). As a result, revenue grew by double digits, and EBIT (beia) grew 29%.

Similar trends were visible in the markets in which Heineken operates through Asia Pacific Breweries (APB), its joint venture with Fraser & Neave. APB's attributable net profit before exceptional items was up 14% despite devaluation of currencies against the Singapore Dollar, and start-up costs of the new breweries in Laos and India.

Following the acquisition of parts of Scottish & Newcastle, Heineken became the owner of a 37.5% interest in United Breweries Limited (UBL), the leading Indian brewer. We are currently in discussions with both APB and UBL to establish how we will structure the future co-operation in this fast growing beer market.

The volume of the Heineken brand increased 16.2%, thanks to strong performances across the region, particularly in Vietnam and Taiwan.
Group volume of the Tiger brand grew 14%.

Asia-Pacific Breweries

Given the strong growth in the last few years, Indo-China (Vietnam, Cambodia and Laos) accounts now for more than 50% of APB's EBIT. Volume grew 16% and operating profit grew 21%, driven mainly by increase in demand and production synergies in Vietnam.

In Singapore, the success of our premium brand portfolio drove a 4% increase in volume in this mature and competitive market. As a result of the positive volume and sales mix, EBIT grew 29%.

The Thai market remains highly competitive, and heavily regulated. Volume nevertheless increased marginally, whilst EBIT grew double digits, largely as a result of cost management.

In Malaysia, volume grew 11%, positively impacting revenue and profit.

Volumes in China were slightly lower, due to intense competition, a particularly cold winter and the negative effect of price increases on volume. Our joint venture company Heineken-APB China Pte Ltd, disposed its 49% stake in Jiangsu DaFuHao Breweries. The stake is sold to its partner.

Indonesia
Volume in Indonesia increased 15%, with a 42% increase for volume of the Heineken brand. Strict cost control, combined with higher selling prices and volume growth drove a strong increase in EBIT. Bintang, the local mainstream brand, grew 8.6% despite the higher prices.

India
UBL sales grew by 12% driven by high growth in the strong segment and increased share. EBIT grew in line with sales. UBL has raised RS 4.25 billion (EUR 65 million) through an equity rights issue, which will be used towards increasing production capacity.

Head office Costs and Eliminations

	H1 2008	H1 2007	Change
EBIT (beia), EUR m	33	26	25%

EBIT (beia) of the Head office Costs and Eliminations unit was EUR 7 million higher. The growth in royalties from the Heineken brand, and higher income from malting fees at our Belgian maltery outweighed cost associated with the development of innovations at Beer Systems and the inclusion of part of the former S&N head office costs.

EBIT (beia) grew 7.5% organically

EBIT (beia) grew to EUR 925 million. The positive contribution of first time consolidations (EUR 30 million), was offset by lower exchange rates of foreign currencies versus the euro (in particular US dollar and Nigerian Naira).
Reported EBIT was 27.7% higher, at EUR 772 million. In the first six months of 2008, exceptional costs totalled EUR 134 million, while in 2007 the exceptional costs, including the EU fine, totalled EUR 251 million.

Development of EBIT

	2008 HY	2007 HY
EBIT	772	605
Amortisation of brands and customer relations	19	6
Exceptional items	134	251
EBIT (beia)	**925**	**861**

EBIT (beia) 2007 HY	861	Change
Organic EBIT growth	65	7.5%
Exchange rate effects	-31	-3.5%
First-time consolidations	30	3.4%
EBIT (beia) 2008 HY	**925**	**7.4%**

Marketing and selling costs were up 13.1%, of which 5.4% was organic. They represent 12.4% of revenue (HY07: 12.9%).

Input costs – raw materials and packaging expenses – were 34% higher, as a result of first time consolidations, higher prices. Organically, the input costs increased by 23.7% driven by higher volume (5.4%), the shift in the product mix toward more expensive pack types (DraughtKeg, one-way bottles), and higher world market prices (approximately 15% of the increase). In line with the previous forecast, the full year organic increase on a price per hectolitre basis is forecast to be around 15%.

Higher oil prices impacted energy costs (+16% organically) and transportation costs (+29%). The export of Amstel beer from Europe to South Africa largely explains the absolute increase in transportation costs.

Personnel expenses decreased 0.8% organically, thanks to the positive effects of the F2F programme. As a result the personnel expenses ratio to revenue went from 18.0% to 17.5% in the first half of 2008.

Net interest costs increased to EUR 110 million (HY07: EUR 41 million), as a result of the new debt related to the acquisitions (Scottish & Newcastle, and the acquisitions in Serbia, Romania, Czech Republic, Belarus and Algeria). "Other net financing costs" total EUR 23 million, due to the EUR 25 million exceptional item associated to the revaluation of derivatives related to EUR/GBP hedging for the acquisition of S&N. Without exceptional items and amortisation of brand and customer relations, the effective tax rate was stable at 28.0% (HY07: 28.1%). Heineken expects an effective tax rate (beia) of approximately 26%-27% for the full year 2008.

Minority interests relate mainly to Grupa Zywiec (Poland), Nigerian Breweries and Consolidated Breweries (Africa) and increased organically by EUR 8 million, to EUR 67 million.

Development of Net Profit

	2008 HY	2007 HY
Net Profit	407	302
Amortisation of brands and customer relationships	15	6
Exceptional items	118	240
Net Profit (beia)	**540**	**548**

		Change
Net Profit (beia) 2007 HY	**548**	
Organic Net Profit growth	29	5.3%
Exchange rate effects	-24	-4.4%
First-time consolidations	-13	-2.4%
Net Profit (beia) 2008 HY	**540**	**-1.5%**

Net profit (beia) was 1.5% lower, given the negative effects of currency fluctuation and additional interest charges on the higher debt (reported as first time consolidation), which outweighed organic growth, at EUR 29 million (5.3%).
Reported Net Profit grew 35%, benefiting from lower exceptional costs compared with the first half of 2007. Diluted earnings per share EPS (beia) amounted to EUR 0.83 (from EUR 0.62).

Exceptional items

In the first half of 2008, Heineken recorded EUR 134 million of exceptional costs, of which EUR 59 million related to the F2F restructuring costs in France, EUR 60 million was booked in relation to the reorganisation at S&N, and the remaining EUR 15 million are related to S&N integration costs.
In the first half of 2007, exceptional costs totalled EUR 251 million, due to the fine from the European Commission, which is currently under appeal.
At net profit level, exceptional costs total EUR 118 million, almost halved versus HY2007 (EUR 240 million). The exceptional costs include EUR 25 million associated to the revaluation of derivatives related to EUR/GBP hedging for the acquisition of S&N.
For the full year of 2008 Heineken expects that restructuring costs related to the F2F the programme will total approximately EUR 100 million before taxes.

Exchange rate movements

The negative effect of exchange rate fluctuations on EBIT (beia) and Net Profit (beia) was EUR 31 million and EUR 24 million respectively, and is largely attributable to the devaluation of the US Dollar.
Heineken delays the impact of US Dollar fluctuation by hedging its net transaction exposure from export activities up to 18 months in advance.
In the first half of 2008, the average EUR/USD rate inclusive of hedging costs was 1.34, compared to the average of 1.26 realised in the first half of 2007.
For the full year, the expected net inflow should reach USD 830 million, of which is 95% hedged at EUR/USD 1.35. For 2009 the net inflow is estimate at USD 850 million, of which 80% currently hedged at EUR/USD rate of 1.45.

Balance sheet and cash flow

In the first half of 2008 cash flow from operating activities was EUR 432 million (HY2007: EUR 572 million), as a result of an increase in working capital due to higher inventory volumes and higher cash outflows from provisions and employee benefits.

Gross capital expenditures related to property, plant and equipments increased to EUR 572 million from EUR 385 million in the first half 2007. For 2008 Heineken expects gross capital expenditure of EUR 1.2 billion, which includes investments in Greenfield breweries in Tunisia, the Democratic Republic of Congo and South Africa, as well as capacity expansion in Central and Eastern Europe and Nigeria.

Heineken's interest bearing debt increased due to the payment of S&N and the assumed S&N existing debt. The total gross interest bearing debt was EUR 10.1 billion. Cash and investments held for trading amounted to EUR 802 million (HY07: EUR 1,000 million), while the Net Debt increased to EUR 9,294 million (HY07: EUR 1,845 million).

Considering the current structure of the outstanding debt, Heineken forecasts a 5.6% average interest rate for the second half of 2008.

The equity attributable to the equity holders of the parent company amounts to EUR 5,525 million, or EUR 11.28 per share, versus EUR 11.03 at 31 December 2007.

Press enquiries   **Investor and analyst enquiries**
Véronique Schyns   Jan van de Merbel
Tel: +31 20 5239 355   Tel: +31 20 5239 590
veronique.schyns@heineken.com   investors@heineken.com

The press conference will be broadcast live via the website today from 09:00 CET. The presentation for analysts can be seen live from 15:00 CET. The presentations can be monitored live on www.heinekeninternational.com, from which they can be downloaded afterwards.

Editorial information:
Heineken N.V. is the world's most international brewer. The brand that bears the founder's family name – Heineken – is enjoyed in almost every country on the planet and is the world's most valuable international premium beer brand. In 2007, the Company operated 119 breweries in more than 65 countries and sold 139 million hectolitres of beer, making it the largest brewer in Europe and the world's fourth largest by volume. Heineken is committed to the responsible marketing and consumption of more than 170 local and international brands. Through the strategic management of this portfolio, with the emphasis on the Heineken brand and a relentless focus on cost control, the company aims to deliver excellent, sustainable financial performance. In 2007, revenue totalled EUR11.2 billion and Net Profit before exceptional items and amortisation of brands was EUR1.1 billion. In 2007, the average number of people employed 54,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA:NA and HEIO:NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS. Additional information is available on Heineken's home page: http://www.heinekeninternational.com.

Appendices

1. Condensed consolidated interim income statement
2. Condensed consolidated interim balance sheet
3. Movement in total equity
4. Condensed consolidated interim statement of recognised income and expense
5. Condensed consolidated interim statement of cash flows
6. Information by region
7. Acquisitions
8. Notes to the condensed consolidated interim financial statements
9. Glossary

NV   Press release

Appendix 1

Condensed consolidated interim income statement*

For the six months period ended 30 June 2008

In millions of Euro	2008	2007 Restated **
Revenue	**6,411**	**5,476**
Other income	**14**	-
Raw material, consumables and services	4,203	3,619
Personnel expenses	1,122	986
Amortisation, depreciation and impairments	378	321
Total expenses	**5,703**	**4,926**
Results from operating activities	**722**	**550**
Interest income	31	37
Interest expenses	(141)	(78)
Other net finance (expenses) / income	(23)	-
Net finance expenses	**(133)**	**(41)**
Share of profit of associates and joint ventures (net of income tax)	50	55
Profit before income tax	**639**	**564**
Income tax expense	(165)	(202)
Profit	**474**	**362**
Attributable to:		
Equity holders of the company (net profit)	407	302
Minority interest	67	60
Profit	**474**	**362**
Weighted average number of shares-basic	488,931,569	489,372,991
Weighted average number of shares-diluted	489,974,594	489,974,594
Basic earnings per share (in Euro)	0.83	0.62
Diluted earnings per share (in Euro)	0.83	0.62

* Unaudited
** 2007 comparatives have been restated due to the deconsolidation of joint ventures

P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21, 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Appendix 1 continued

**Raw materials, consumables and services*

In millions of Euro

	2008	2007 Restated**
Raw materials	581	375
Non-returnable packaging	873	712
Goods for resale	819	705
Inventory movements	(130)	(65)
Marketing and selling expenses	798	705
Transport expenses	404	313
Energy and water	158	127
Repair and maintenance	133	118
EC fine	-	219
Other expenses	567	410
	4,203	**3,619**

* Unaudited
** 2007 comparatives have been restated due to the deconsolidation of joint ventures

www.heinekeninternational.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21, 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

22/40

Appendix 2

Condensed consolidated interim balance sheet*
As at 30 June 2008
In millions of Euro

	30 June 2008	31 December 2007 Restated **	30 June 2007 Restated **
Assets			
Property, plant & equipment	6,621	4,673	4,313
Intangible assets	7,079	2,110	1,969
Investments in associates and joint ventures	1,500	892	921
Other investments	976	397	379
Advances to customers	398	209	183
Deferred tax assets	314	316	376
Total non-current assets	**16,888**	**8,597**	**8,141**
Inventories	1,439	883	978
Other investments	159	103	53
Trade and other receivables	3,225	1,680	2,429
Prepayments and accrued income	298	110	133
Cash and cash equivalents	795	560	995
Assets classified as held for sale	35	21	30
Total current assets	**5,951**	**3,357**	**4,618**
Total assets	**22,839**	**11,954**	**12,759**
Equity			
Share capital	784	784	784
Reserves	649	692	652
Retained earnings	4,092	3,928	3,627
Equity attributable to equity holders of the company	**5,525**	**5,404**	**5,063**
Minority interests	284	307	279
Total equity	**5,809**	**5,711**	**5,342**
Liabilities			
Loans and borrowings	8,778	1,295	1,803
Employee benefits	725	586	579
Provisions	329	158	185
Deferred tax liabilities	969	427	430
Total non-current liabilities	**10,801**	**2,466**	**2,997**
Bank overdrafts	438	251	635
Loans and borrowings	1,286	787	422
Trade and other payables	4,353	2,525	3,075
Tax liabilities	104	71	131
Provisions	48	143	157
Total current liabilities	**6,229**	**3,777**	**4,420**
Total liabilities	**17,030**	**6,243**	**7,417**
Total equity and liabilities	**22,839**	**11,954**	**12,759**

* Unaudited
** 2007 comparatives have been restated due to the deconsolidation of joint ventures

Heineken
NV

Appendix 3

Movement in total equity*
In millions of Euro

	Share capital	Translation reserve	Hedging reserves	Fair Value reserve	Other legal reserves	Reserve for own shares	Retained earnings	Equity attributable to equity holders of the Company	Minority interests Restated**	Total e...
Balance as at 1 January 2007	784	96	28	97	459	(14)	3,559	5,009	284	5
Total recognised income and expense	-	(10)	(6)	(11)	(5)	-	5	(27)	(1)	
Profit	-	-	-	-	53	-	249	302	60	
Transfer to retained earnings	-	-	-	-	(27)	-	27	-	-	
Dividends to shareholders	-	-	-	-	-	-	(216)	(216)	(65)	
Purchase minority shares	-	-	-	-	-	-	-	-	1	
Purchase own shares	-	-	-	-	-	(8)	-	(8)	-	
Share based payments	-	-	-	-	-	-	3	3	-	
Balance as at 30 June 2007	784	86	22	86	480	(22)	3,627	5,063	279	5
Balance as at 1 July 2007	784	86	22	86	480	(22)	3,627	5,063	279	5
Total recognised income and expense	-	(79)	22	13	24	-	(24)	(44)	(1)	
Profit	-	-	-	-	36	-	469	505	62	
Transfer to retained earnings	-	-	-	-	31	-	(31)	-	-	
Dividends to shareholders	-	-	-	-	-	-	(117)	(117)	(19)	
Purchase minority shares	-	-	-	-	-	-	-	-	(22)	
Purchase own shares	-	-	-	-	-	(7)	-	(7)	-	
Share based payments	-	-	-	-	-	-	4	4	-	
Changes in consolidation	-	-	-	-	-	-	-	-	8	
Balance as at 31 December 2007	784	7	44	99	571	(29)	3,928	5,404	307	5

* Unaudited
** 2007 comparatives have been restated due to the deconsolidation of joint ventures

24/40

www.heinekeninternational.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21, 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Heineken
NV

Appendix 3 continued

Movement in total equity*
In millions of Euro

	Share capital	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	Retained earnings	Equity attributable to equity holders of the Company	Minority interests	Total equity
Balance as at 1 January 2008	784	7	44	99	571	(29)	3,928	5,404	307	5
Total recognised income and expense	-	(74)	31	(9)	(5)	-	5	(52)	(8)	
Profit	-	-	-	-	53	-	354	407	67	
Transfer to retained earnings	-	-	-	-	(28)	-	28	-	-	-
Dividends to shareholders	-	-	-	-	-	-	(225)	(225)	(99)	(
Purchase minority shares	-	-	-	-	-	-	-	-	13	
Purchase own shares	-	-	-	-	-	(11)	-	(11)	-	-
Share based payments	-	-	-	-	-	-	2	2	-	-
Changes in consolidation	-	-	-	-	-	-	-	-	4	
Balance as at 30 June 2008	784	(67)	75	90	591	(40)	4,092	5,525	284	5

Weighted average number of shares-basic*
In shares

	30 June 2008	30 June 2007
Weighted average number of shares-basic as at 1 January	489,174,594	489,564,594
Effect of own shares held	(243,025)	(191,603)
Weighted average number of shares-basic as at 30 June	488,931,569	489,372,991

* Unaudited

www.heinekeninternational.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21, 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Appendix 4

Condensed consolidated interim statement of recognised income and expense*

For the six months period ended 30 June 2008

In millions of Euro

	30 June 2008	Year ended 31 December 2007 Restated **	30 June 2007 Restated **
Foreign currency translation differences for foreign operations	(82)	(90)	(11)
Cash flow hedges:			
- Effective portion of changes in fair value	78	51	11
- Net changes in fair value transferred to the income statement	(47)	(36)	(17)
Net change in fair value available for sale investments	(9)	2	(11)
Income and expense recognised directly in equity	**(60)**	**(73)**	**(28)**
Profit	474	929	362
Total recognised income and expense	**414**	**856**	**334**
Attributable to:			
Equity holders of the Company	355	736	275
Minority interest	59	120	59
Total recognised income and expense	**414**	**856**	**334**

* Unaudited
** 2007 comparatives have been restated due to the deconsolidation of joint ventures

www.heinekeninternational.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address Weteringplantsoen, 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Appendix 5

Condensed consolidated interim statement of cash flows *

For the six months period ended 30 June 2008

In millions of Euro

	2008	2007 Restated**
Operating activities		
Profit	474	362
Adjustments for:		
Depreciation, amortisation and impairments of property, plant & equipment and intangible assets	378	321
Net interest expenses	110	41
Gain on sale of property, plant & equipment, intangible asset and subsidiaries, joint ventures and associates	(14)	-
Investment income and share of profit of associates and joint ventures	(51)	(65)
Income tax expense	165	202
Other non-cash items	19	58
Cash flow from operations before changes in working capital and provisions	**1,081**	**919**
Change in inventories	(289)	(206)
Change in trade and other receivables	(1,003)	(728)
Change in trade and other payables	910	794
Total change in working capital	**(382)**	**(140)**
Change in provisions and employee benefits	(104)	(37)
Cash flow from operations	**595**	**742**
Interest paid and received	(80)	(30)
Dividend received	45	22
Income taxes paid	(128)	(162)
Cash flow used for interest, dividend and income tax	**(163)**	**(170)**
Cash flow from operating activities	**432**	**572**
Investing activities		
Proceeds from sale of property, plant & equipment and intangible assets	28	18
Purchase of property, plant & equipment	(572)	(385)
Purchase of intangible assets	(112)	(3)
Loans issued to customers and other investments	(94)	(74)
Repayment on loans to customers	170	21
Cash flow used in operational investing activities	**(580)**	**(423)**

* Unaudited
** 2007 comparatives have been restated due to the deconsolidation of joint ventures

www.heinekeninternational.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address Weteringplantsoen, 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Appendix 5 continued

Condensed consolidated interim statement of cash flows *

For the six months period ended 30 June 2008
In millions of Euro

	2008	2007 Restated**
Acquisition of subsidiaries and minority interests, net of cash acquired	(3,266)	(3)
Acquisition of associates, joint ventures and other investments	(81)	(8)
Disposal of associates, joint ventures and other investments	52	6
Cash flow used for acquisitions and disposals	**(3,295)**	**(5)**
Cash flow used in investing activities	**(3,875)**	**(428)**
Financing activities		
Proceeds from loans and borrowings	5,286	25
Repayment of loans and borrowings	(1,534)	(67)
Dividends paid	(293)	(276)
Purchase own shares	(11)	(8)
Other	72	2
Cash flow from / (used in) financing activities	**3,520**	**(324)**
Net cash flow	**77**	**(180)**
Cash and cash equivalents as at 1 January	309	541
Effect of foreign exchange movements	(29)	(1)
Cash and cash equivalents as at 30 June	**357**	**360**

* Unaudited
** 2007 comparatives have been restated due to the deconsolidation of joint ventures

www.heinekeninternational.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address Weteringplantsoen, 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

28

Appendix 6

Information by region*

For the six months period ended 30 June 2008
In millions of Euro

	2008	2007 Restated**
Revenue		
Western Europe	3,372	2,703
Central and Eastern Europe	1,761	1,544
Africa and the Middle East	753	603
The Americas	749	805
Asia Pacific	127	115
Head Office/eliminations/others	(351)	(294)
Total revenue	**6,411**	**5,476**
EBIT		
Western Europe	287	80
Central and Eastern Europe	172	195
Africa and the Middle East	207	152
The Americas	110	120
Asia Pacific	40	30
Head Office/eliminations/others	(44)	28
Total EBIT	**772**	**605**
EBIT (excl. exceptional items and amortisation of brands and customer relations)		
Western Europe	360	332
Central and Eastern Europe	177	201
Africa and the Middle East	206	153
The Americas	109	118
Asia Pacific	40	31
Head Office/eliminations/others	33	26
Total EBIT (BEIA)	**925**	**861**
Total assets		
Western Europe	12,734	4,409
Central and Eastern Europe	5,978	5,126
Africa and the Middle East	1,717	1,087
The Americas	899	982
Asia Pacific	950	394
Head Office	269	408
	22,547	12,406
Unallocated assets	292	353
Total assets	**22,839**	**12,759**

* Unaudited
** 2007 comparatives have been restated due to the deconsolidation of joint ventures

www.heinekeninternational.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address Weteringplantsoen, 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Appendix 7 continued

Other acquisitions*
In addition to the acquisition of S&N, there were other acquisitions and disposals during the first six months of 2008. In Serbia, Algeria and Romania, breweries were acquired and in Tunisia, a soft drink company was acquired. Due to competitive sensitivity and the non-disclosure agreements with the parties involved, the acquisition prices are not individually disclosed. Disposals during the first six months of 2008 mainly concerned the sale of Saint Omer Brewery in France.

The other acquisitions and disposals had the following effect on Heineken's assets and liabilities on acquisition date:

In millions of Euro	Pre-acquisition carrying amounts	Fair value adjustments	Total other acquisitions	Total disposals
Property, plant & equipment	190	(17)	173	(27)
Intangible assets	-	18	18	-
Other investments	1		1	(7)
Deferred tax assets	-	8	8	(5)
Inventories	22	-	22	(47)
Trade and other receivables, prepayments and accrued income	22	4	26	(43)
Cash and cash equivalents	2	-	2	(10)
Minority interests	(6)	-	(6)	2
Loans and borrowings	(46)	-	(46)	23
Employee benefits	(1)	-	(1)	-
Deferred tax liabilities	-	(2)	(2)	4
Provisions	(1)	-	(1)	2
Current liabilities	(30)	(1)	(31)	111
Net identifiable assets and liabilities	**153**	**10**	**163**	**3**
Goodwill on acquisitions			283	-
Consideration paid/(received), satisfied in cash			**446**	**3**
Net bank overdraft acquired/ (Net cash disposed of)			13	(3)
Net cash outflow/(inflow)			**459**	**-**

The fair values of assets and liabilities of some acquisitions have been determined on a provisional basis, as not all information was available yet on the balance sheet date.

The contribution in the first six months of 2008 of the other acquisitions to results from operating activities and to revenue was immaterial. If the other acquisitions had occurred on 1 January 2008, management estimates that consolidated results from operating activities and consolidated revenue would not have been materially different for the six months ended 2008.

* Unaudited

www.heinekeninternational.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address Weteringplantsoen, 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

32

Appendix 6

Information by region*

For the six months period ended 30 June 2008
In millions of Euro

	2008	2007 Restated**
Revenue		
Western Europe	3,372	2,703
Central and Eastern Europe	1,761	1,544
Africa and the Middle East	753	603
The Americas	749	805
Asia Pacific	127	115
Head Office/eliminations/others	(351)	(294)
Total revenue	**6,411**	**5,476**
EBIT		
Western Europe	287	80
Central and Eastern Europe	172	195
Africa and the Middle East	207	152
The Americas	110	120
Asia Pacific	40	30
Head Office/eliminations/others	(44)	28
Total EBIT	**772**	**605**
EBIT (excl. exceptional items and amortisation of brands and customer relations)		
Western Europe	360	332
Central and Eastern Europe	177	201
Africa and the Middle East	206	153
The Americas	109	118
Asia Pacific	40	31
Head Office/eliminations/others	33	26
Total EBIT (BEIA)	**925**	**861**
Total assets		
Western Europe	12,734	4,409
Central and Eastern Europe	5,978	5,126
Africa and the Middle East	1,717	1,087
The Americas	899	982
Asia Pacific	950	394
Head Office	269	408
	22,547	12,406
Unallocated assets	292	353
Total assets	**22,839**	**12,759**

* Unaudited
** 2007 comparatives have been restated due to the deconsolidation of joint ventures

www.heinekeninternational.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address Weteringplantsoen, 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

29

Appendix 7

Acquisitions

Scottish & Newcastle ('S&N') acquisition*

Provisional opening balance sheet per 1 May 2008 of S&N businesses acquired:

In millions of Euro	Pre-acquisition carrying amounts	Fair value adjustments	1 May 2008 Opening B/S
Property, plant & equipment	1,681	(73)	1,608
Intangible assets	474	1,198	1,672
Investments in associates and joint ventures	211	389	600
Other investments	409	173	582
Advances to customers	150	-	150
Deferred tax assets	1	7	8
Inventories	307	8	315
Trade and other receivables	931	-	931
Cash and cash equivalents	157	-	157
Assets	**4,321**	**1,702**	**6,023**
Loans and borrowings, interest bearing	3,255	(82)	3,173
Loans and borrowings, non-interest baring	367	-	367
Employee benefits	44	172	216
Provisions	116	(9)	107
Deferred tax liabilities	76	476	552
Current part loans etc, interest bearing	590	-	590
Current part loans etc, non-interest bearing	1	-	1
Bank overdraft	283	-	288
Other current liabilities	972	14	986
Liabilities	**5,709**	**571**	**6,280**
Net identifiable assets and liabilities	**(1,388)**	**1,131**	**(257)**
Goodwill on acquisition			2,933
Consideration paid			**2,676**
Net bank overdraft acquired			131
Net cash outflow			**2,807**

With respect to this provisional opening balance, the following should be noted:

° The consideration paid (purchase price) can change, as the final settlement with the consortium partner has not been completed;

• S&N previously applied the equity accounting method for joint ventures and therefore the change in accounting policy has no impact;

• Amounts were converted into Euros at the rate of GBP/EUR 1.274 for the balance sheet.

* Unaudited

www.heinekeninternational.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address Weteringplantsoen, 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam -- Trade Register Amsterdam No. 33011433

30

Appendix 7 continued

<u>Scottish & Newcastle ('S&N') acquisition - continued*</u>
On 28 April 2008, S&N was acquired by Sunrise Acquisition Ltd ('Sunrise'). The consortium agreement between Heineken and Carlsberg regulates the allocation of the consideration, brands, businesses and separation steps to be completed after the acquisition. Based on the consortium agreement, Heineken has gained control over the S&N businesses in the United Kingdom, Finland, Portugal, and Belgium as from the acquisition date for a consideration of EUR 2.7 billion.

The goodwill on the acquisition of S&N has mainly been allocated to the Western Europe region. The rationale for this allocation is that one of the key drivers for the acquisition of S&N is to obtain and defend a leading position in Western Europe. A large part of the synergies can only be realised through coordination and management of the Western European region.

The purchase price and the allocated fair values of assets and liabilities acquired have been determined on a provisional basis, as not all information was available yet on the balance sheet date.

The S&N acquired businesses have been included for two months in the first six months period ended 30 June 2008. The contribution to revenue amounted to EUR 608 million and results from operating activities and share of profit of associates and joint ventures amounted to EUR 15 million, excluding the impact of exceptional restructuring costs related to the acquisition of EUR 58 million. Amortisation of brands and customer relationships included amounted to EUR 13 million.

Should the S&N acquired businesses have been included as from 1 January 2008, management estimates that the pro-forma contribution to revenue would have amounted to EUR 1,512 million and pro-forma results from operating activities and share of profit of associates and joint ventures amounted to -/- EUR 6 million, excluding the impact of exceptional restructuring costs related to the acquisition of S&N and the announced closure of the Berkshire brewery. Amortisation of brands and customer relationships included amounted to EUR 38 million. This pro-forma information does not purport to represent what our actual results would have been had the acquisition actually occurred on 1 January 2008, nor are they necessarily indicative of future results of operations. In determining the contributions, management has assumed that the fair value adjustments that arose on the date of the acquisitions would have been the same if the acquisitions had occurred on 1 January 2008.
For a complete overview of the impact of the S&N acquisition on Heineken, refer to the Press Release of 22 August 2008: 'Heineken increases synergy forecast for S&N acquisition - Publishes S&N pro forma financial information, announces new accounting policy for joint ventures'.

* Unaudited

www.heinekeninternational.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address Weteringplantsoen, 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

31

Appendix 7 continued

<u>Other acquisitions*</u>
In addition to the acquisition of S&N, there were other acquisitions and disposals during the first six months of 2008. In Serbia, Algeria and Romania, breweries were acquired and in Tunisia, a soft drink company was acquired. Due to competitive sensitivity and the non-disclosure agreements with the parties involved, the acquisition prices are not individually disclosed. Disposals during the first six months of 2008 mainly concerned the sale of Saint Omer Brewery in France.

The other acquisitions and disposals had the following effect on Heineken's assets and liabilities on acquisition date:

In millions of Euro	Pre-acquisition carrying amounts	Fair value adjustments	Total other acquisitions	Total disposals
Property, plant & equipment	190	(17)	173	(27)
Intangible assets	-	18	18	-
Other investments	1		1	(7)
Deferred tax assets	-	8	8	(5)
Inventories	22	-	22	(47)
Trade and other receivables, prepayments and accrued income	22	4	26	(43)
Cash and cash equivalents	2	-	2	(10)
Minority interests	(6)	-	(6)	2
Loans and borrowings	(46)	-	(46)	23
Employee benefits	(1)	-	(1)	-
Deferred tax liabilities	-	(2)	(2)	4
Provisions	(1)	-	(1)	2
Current liabilities	(30)	(1)	(31)	111
Net identifiable assets and liabilities	153	10	163	3
Goodwill on acquisitions			283	-
Consideration paid/(received), satisfied in cash			446	3
Net bank overdraft acquired/ (Net cash disposed of)			13	(3)
Net cash outflow/(inflow)			459	-

The fair values of assets and liabilities of some acquisitions have been determined on a provisional basis, as not all information was available yet on the balance sheet date.

The contribution in the first six months of 2008 of the other acquisitions to results from operating activities and to revenue was immaterial. If the other acquisitions had occurred on 1 January 2008, management estimates that consolidated results from operating activities and consolidated revenue would not have been materially different for the six months ended 2008.

* Unaudited

www.heinekeninternational.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address Weteringplantsoen, 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

32

Appendix 8

Notes to the condensed consolidated interim financial statements

Reporting entity
Heineken N.V. (the 'Company') is a company domiciled in the Netherlands. The address of the Company's registered office is Tweede Weteringplantsoen 21, Amsterdam. The condensed consolidated interim financial statements for the six months period ended 30 June 2008 comprise the Company, its subsidiaries (together referred to as 'Heineken' or the 'Group' and individually as 'Heineken' entities) and Heineken's interests in Joint Ventures ('JV's') and associates.

Heineken's consolidated financial statements for 2007 are available on request from Heineken's Corporate Relations department, P.O. Box 28, 1000 AA Amsterdam, The Netherlands or can be obtained from the website www.heinekeninternational.com.

Accounting policies
Except for the accounting policies mentioned below, the accounting policies applied by Heineken in these condensed consolidated interim financial statements are the same as the policies applied by Heineken in the consolidated financial statements for 2007. Applied are International Financial Reporting Standards (IFRS) adopted by the EU (i.e., only IFRS's that are adopted for use in the EU at the date of publication).

Certain amounts of the condensed consolidated interim financial statements for the six months period ended 30 June 2007 have been reclassified or line items have been added in order to conform with IFRS 7. However, in the consolidated financial statements for 2007, this effect has already been included.

These appendices do not contain all the information required for a complete full-year set of financial statements and should be read in conjunction with Heineken's consolidated financial statements.

Accounting policy joint ventures (JV's)
Heineken has decided to change the accounting treatment for JV's from the proportional consolidation method to the equity method as from 1 January 2008.
Heineken based its decision on Exposure Draft 9 ('ED 9') as issued in September 2007 by the International Accounting Standards Board (IASB), which proposes to only allow the equity accounting method for JV's. It is expected that ED 9 will result in a new standard in 2009. The new accounting policy is also in line with most of Heineken's peers.
For a complete overview of the restatements as a result of this change in accounting policy, refer to the Press Release of 22 August 2008: 'Heineken increases synergy forecast for S&N acquisition - Publishes S&N pro forma financial information, announces new accounting policy for joint ventures'.

www.heinekeninternational.com   33
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address Weteringplantsoen, 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Appendix 8 continued

<u>Accounting policy joint ventures (JV's) - continued</u>
The equity method implies that the interest in the jointly controlled entity is initially recorded at cost (including the amount of goodwill) in the consolidated financial statements at the date that joint control commences. The consolidated financial statements include Heineken's share of the total recognised income and expenses of JV's on an equity-accounted basis, from the date that joint control commences until the date that joint control ceases. When Heineken's share of losses exceeds the carrying amount of the JV, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that Heineken has an obligation or has made a payment on behalf of the JV.

<u>Accounting policy intangible assets</u>
Brands
Brands acquired, separately or as part of a business combination, are capitalized if they meet the definition of an intangible asset and the recognition criteria are satisfied.

Brands acquired as part of a business combination are valued at fair value based on the royalty relief method. Brands acquired separately are measured at cost.

Following the S&N acquisition, strategic brands and customer-related and contract-based intangibles have been acquired. Strategic brands are well known international/local brands with a strong market position and an established brand name. No strategic brands and material customer-related and contract-based intangibles have been acquired in other acquisitions since the conversion to IFRS in 2004.

Strategic brands are amortized on an individual basis over the life of the estimated useful life of the brand. Other brands are amortized on a portfolio basis per country.

Customer-related and contract-based intangibles
Customer-related and contract-based intangibles are capitalized if they meet the definition of an intangible asset and the recognition criteria are satisfied. If the amounts are not material these are included in the brand valuation. The relationship between brands and customer-related intangibles is carefully considered so that brands and customer-related intangibles are not both recognized on the basis of the same cash flows.

Customer-related and contract-based intangibles acquired as part of a business combination are valued at fair value based on the Multi-period Excess Earnings Method ('MEEM'). Customer-related and contract-based intangibles acquired separately are measured at cost.

Customer-related and contract-based intangible are amortized over the period of the contractual arrangements or the remaining useful life of the customer relationships.

www.heinekeninternational.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address Weteringplantsoen, 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

34

Appendix 8 continued

Accounting policy intangible assets - continued

Amortisation

Intangible assets with a finite life are amortised on a straight-line basis over their estimated useful lives from the date they are available for use. The estimated useful lives are as follows:

▪ Strategic brands	40 - 50 years
▪ Other Brands	15 - 25 years
▪ Customer-related and contract-based intangibles	5 - 30 years
▪ Software	3 years
▪ Capitalised development costs	3 years

Use of estimates

The preparation of interim financial statements involves the forming of judgements by management, based on estimates and assumptions affecting the application of the accounting policies and the reported carrying amounts of assets and liabilities and amounts of income and expenses. The actual figures may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the principal judgements formed by management in applying Heineken's accounting policies and the principal sources of the estimates used were the same as the judgements and sources used in preparing the consolidated financial statements for 2007.

Risk management

Heineken's objectives and policy with regard to the management of financial risks are the same as the objectives and policy set forth in the consolidated financial statements for 2007.

Reclassifications

As from 2007, fixed costs related to inventory movements are part of inventory movements, while previously they were reported as part of other expenses. Inventory movements now include both the variable and fixed part.

www.heinekeninternational.com

P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address Weteringplantsoen, 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

35

Appendix 8 continued

<u>Subsequent events</u>
Acquisition Efes Serbia/Kazakhstan
On 22 August 2008, the joint venture agreement between Heineken and Efes International for the Serbian market was formalised with the creation of Central Europe Beverages B.V., in which Heineken owns 72% stake.

Acquisition Eichhof
At 4 July 2008, Heineken announced that 96.54% of all shares in the newly formed Eichhof Getränke Holding AG are tendered, as the offer period for the public tender offer has expired. The tender offer for the beverage division of Eichhof will be completed now that the Swiss Competition Commission has issued its approval. The 162,230 shares tendered during the offer period represent an investment of EUR 167 million (CHF 269 million).

Acquisition Rechitsa brewery
On 1 July 2008 this acquisition has been completed. Heineken paid US$ 9.9 million (EUR 6.4 million) for the increase in the share capital of Rechitsa, ultimately leading to a 51% share in the company. The transaction is financed from existing credit facilities.

Acquisition Drinks Union
At 1 July 2008, this acquisition has been completed by way of acquiring 97.38% of the shares. The transaction is funded from existing credit facilities. Due to the competitive sensitivity and the non-disclosure agreements with the parties involved, the acquisition price is not disclosed.

www.heinekeninternational.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address Weteringplantsoen, 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Appendix 9

Glossary

Beia
Before exceptional items and amortization of brands and customer relationships.

Cash conversion ratio
Free operating cash flow/Net profit (beia) before deduction of minority interests.

Depletions
Sales by distributors to the retail trade.

Dividend payout
Proposed dividend as percentage of net profit (beia).

Earnings per share
Basic
Net profit divided by the weighted average number of shares – basic – during the year.

Diluted
Net profit divided by the weighted average number of shares – diluted – during the year

EBIT
Earnings before interest and taxes and net finance expenses.

EBITDA
Earnings before interest and taxes and net finance expenses before depreciation and amortisation.

Effective tax rate
Taxable profit adjusted for share of profit of associates and joint ventures, dividend income and impairments of other investments.

Fit2Fight
Cost saving program aimed at reducing the fixed cost base versus 2005 by EUR450 million by 2008.

Fixed costs under Fit2Fight
Fixed costs under Fit2Fight include personnel costs, depreciation and amortisation, repair and maintenance costs and other fixed costs. Exceptional items are excluded from these costs.

Fixed costs ratio
Fixed costs under Fit2Fight as a percentage of revenue.

www.heinekeninternational.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address Weteringplantsoen, 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

37

Appendix 9 - continued

Free operating cash flow
This represents the total of cash flow from operating activities, and cash flow from operational investing activities.

Gearing
Net debt/total equity.

Net debt
Non-current and current interest-bearing loans and borrowings and bank overdrafts less investments held for trading and cash.

Net profit
Profit after deduction of minority interests (profit attributable to equity holders of the Company).

Organic growth
Growth excluding the effect of foreign exchange rate movements, consolidation changes, exceptional items, amortisation of brands and customer relationships and changes in accounting policies.

Organic volume growth
Increase in consolidated volume, excluding the effect of the first time consolidation of acquisitions.

Profit
Total profit of the Group before deduction of minority interests.

®
All brand names mentioned in this report, including those brand names not marked by an ®, represent registered trade marks and are legally protected.

Region
A region is defined as Heineken's managerial classification of countries into geographical units.

Revenue
Net realised sales proceeds in Euros.

Top-line growth
Growth in net revenue.

www.heinekeninternational.com

P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address Weteringplantsoen, 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

38

Appendix 9 - continued

Volume

Amstel® volume
The group beer volume of the Amstel brand.

Consolidated beer volume
100 per cent of beer volume produced and sold by fully consolidated companies.

Group beer volume
The part of the total Group volume that relates to beer.

Heineken® volume
The Group beer volume of the Heineken brand.

Heineken® volume in premium segment
The Group beer volume of the Heineken brand in the premium segment (Heineken volume in the Netherlands is excluded).

Total beer volume
The Group beer volume in a country.

Total group volume
100 per cent of beer, soft drinks and other beverages volume produced and sold by fully consolidated companies and joint-venture companies as well as the volume of Heineken's brands produced and sold under licence by third parties.

Weighted average number of shares

Basic
Weighted average number of issued shares adjusted for the weighted average of own shares purchased in the year.

Diluted
Weighted average number of basic shares after adjustment for the effects of all dilutive own shares purchased.

www.heinekeninternational.com   39
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address Weteringplantsoen, 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Disclaimer
This press release contains forward-looking statements with regard to the financial position and results of Heineken's activities. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Heineken's ability to control or estimate precisely, such as future market and economic conditions, the behaviour of other market participants, changes in consumer preferences, the ability to successfully integrate acquired businesses and achieve anticipated synergies, costs of raw materials, interest-rate and exchange-rate fluctuations, changes in tax rates, changes in law, pension costs, the actions of government regulators and weather conditions. These and other risk factors are detailed in Heineken's publicly filed annual reports. You are cautioned not to place undue reliance on these forward-looking statements, which are only relevant as of the date of this press release. Heineken does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these statements. Market share estimates contained in this press release are based on outside sources, such as specialised research institutes, in combination with management estimates.

www.heinekeninternational.com   40
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address Weteringplantsoen, 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Heineken announces new Regional President Americas

Amsterdam, 2 September 2008 – Heineken N.V. today announced that Massimo von
Wunster, Regional President, Heineken Americas, has decided to leave Heineken and
return to his home country Italy.

Effective October 1, 2008 Massimo von Wunster will be succeeded by John Nicolson,
formerly Scottish & Newcastle plc Managing Director Eastern Europe, Asia & USA.
In his new role, John Nicolson will be based in New York City and will sit on
Heineken's Executive Committee reporting to Jean-François van Boxmeer, Chief
Executive Officer.

Commenting on the announcement, Jean-François van Boxmeer, said, "I would like to
thank Massimo for his valuable and considerable contribution to the growth of our
brands and our business, first in Italy and, over the last three years, in the Americas. In
particular, Massimo has developed and solidified the relationships with our partners
FEMSA and CCU, and has grown the Heineken brand consistently across the region.

"The transparent way that Massimo has handled the change has allowed us to make a
smooth transition and handover to John. I wish Massimo all the best for his future
career."

"I am delighted that we have someone of John's stature, capability and experience to
succeed Massimo as Regional President, Americas. In particular, John's commercial
understanding and executional capabilities are well known and respected. The
combination of this with his relationship and business management skills make him a
valuable addition to both the Americas business and our Executive Committee team."

Press enquiries   **Investor and analyst enquiries**
Véronique Schyns   Jan van de Merbel
Tel: +31 20 5239 355   Tel: +31 20 5239 590
veronique.schyns@heineken.com   investors@heineken.com

Editorial information:
Heineken N.V. is the world's most international brewer. The brand that bears the founder's family name
– Heineken – is enjoyed in almost every country on the planet and is the world's most valuable
international premium beer brand. In 2007, the Company operated 119 breweries in more than 65
countries and sold 139 million hectolitres of beer, making it the largest brewer in Europe and the world's
fourth largest by volume. Heineken is committed to the responsible marketing and consumption of more
than 170 local and international brands. Through the strategic management of this portfolio, with the
emphasis on the Heineken brand and a relentless focus on cost control, the company aims to deliver
excellent, sustainable financial performance. In 2007, revenue totalled EUR11.2 billion and Net Profit
before exceptional items and amortisation of brands was EUR1.1 billion. In 2007, the average number of
people employed was 54,000. Heineken N.V. and Heineken Holding N.V. shares are listed on the
Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the
symbols HEIA:NA and HEIO:NA and on the Reuter Equities 2000 Service under HEIN.AS and
HEIO.AS. Additional information is available on Heineken's home page:
http://www.heinekeninternational.com.

JOHN NICOLSON
**Regional President
Heineken Americas**



From 2000 until S&N's acquisition by Heineken and Carlsberg in April 2008, John Nicolson was an Executive Board member of S&N Plc. In his most recent Board role, he was responsible for Baltic Beverage Holdings (BBH), the USA, India, China, Vietnam, and the company's Export activities. He also served on a number of S&N's joint venture boards.

In his previous Board position with S&N, John had executive responsibility for the company's international interests. Prior to joining the Board, he had been Corporate Development Director, leading S&N's acquisition teams and developing strategic links with other international brewers.

John first entered the beer business in 1993 through Foster's Brewing Group as Group Executive Director of the Courage business based in London, where his responsibilities included amongst other things European marketing and UK off-trade sales. In 1995, S&N acquired the Courage business and John moved to Edinburgh to take up the role of Group Marketing Director.

John began his career with Imperial Chemical Industries (ICI plc) in 1975 in London. Following this, he spent 16 years with Unilever working across high profile food and drink brands in a variety of Sales and Marketing positions.

Born 1953 in Scotland, John attended the University of Strathclyde where he gained a degree in marketing and economics. He has been a Member of the Edinburgh University Business School Advisory Board for the past five years and is married with three grown up children. His interests include history and current affairs, photography, walking and most sports (now mainly as a spectator).

